Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF AMALGAMATION
Dated as of July 9, 2009
Among
IPC HOLDINGS, LTD.,
VALIDUS HOLDINGS, LTD.
And
VALIDUS LTD.

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Exhibit A	Amalgamation Agreement
Exhibit B	IPC Bye-Law Amendment

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          AGREEMENT AND PLAN OF AMALGAMATION, dated as of July 9, 2009 (this “Agreement”), among IPC HOLDINGS, LTD., a Bermuda exempted company (“IPC”), VALIDUS HOLDINGS, LTD., a Bermuda exempted company (“Validus”) and VALIDUS LTD., a Bermuda exempted company and a wholly owned subsidiary of Validus (“Amalgamation Sub”).
          WHEREAS, the board of directors of IPC has adopted this Agreement and the Amalgamation Agreement (as defined in Section 1.1) and authorized and approved the amalgamation of IPC with Amalgamation Sub upon the terms and subject to the conditions set forth herein (the “Amalgamation”), authorized and approved the IPC Bye-Law Amendment (as defined in Section 3.9(a)) and deems it fair to, advisable to and in the best interests of IPC to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;
          WHEREAS, the board of directors of Validus has adopted this Agreement, authorized and approved the issuance of Validus Common Shares (as defined in Section 2.1(a)) in the Amalgamation (the “Share Issuance”) and deems it fair, advisable and in the best interests of Validus to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby;
          WHEREAS, the board of directors of Amalgamation Sub has adopted this Agreement, authorized and approved the Amalgamation, and deems it advisable and in the best interests of Amalgamation Sub to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;
          WHEREAS, in accordance with IPC’s and Validus’ desire to consummate the Amalgamation, Validus is withdrawing its previously announced exchange offer for the common shares of IPC;
          WHEREAS, this Agreement is being entered into in accordance with the Bermuda Companies Act of 1981, as amended (the “Companies Act”);
          WHEREAS, IPC, Validus, and Amalgamation Sub desire to make certain representations, warranties and agreements in connection with the Amalgamation and also to prescribe various conditions to the Amalgamation;
          WHEREAS, it is intended that this Agreement shall constitute a “plan of reorganization,” within the meaning of Section 354 of the Internal Revenue Code of 1986, as amended (the “Code”);
          WHEREAS, following the execution and delivery of this Agreement, IPC is paying $50,000,000 to Max Capital Group Ltd. (“Max”) in respect of the Max Termination Fee (as defined in Section 4.1(a)) and Validus is paying $50,000,000 to IPC in respect of, and in reliance upon, such payment by IPC to Max; and
          WHEREAS, concurrently with the execution of this Agreement, as an inducement to IPC’s willingness to enter into this Agreement, IPC has entered into a Voting Agreement with each of the Specified Validus Shareholders (as defined in Section 8.13(a)).
          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I
THE AMALGAMATION
          1.1 The Amalgamation; Effective Time. Subject to the provisions of this Agreement, and the amalgamation agreement attached as Exhibit A (the “Amalgamation Agreement”), Validus, Amalgamation Sub and IPC will cause (a) the Amalgamation Agreement to be executed and delivered and (b) an application for registration of an amalgamated company (the “Amalgamation Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act on or prior to the Closing Date and will cause the Amalgamation to become effective pursuant to the Companies Act. The Amalgamation shall become effective upon the issuance of a certificate of amalgamation (the “Certificate of Amalgamation”) by the Registrar or such other time as the Certificate of Amalgamation may provide. The parties agree that they will request the Registrar provide in the Certificate of Amalgamation that the Effective Time will be the time when the Amalgamation Application is filed with the Registrar or another time mutually agreed by the parties (the “Effective Time”).
          1.2 Closing. The closing of the Amalgamation (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the third business day after the satisfaction or waiver (if such waiver is permitted and effective under applicable Law (as defined in Section 3.5(a)) of the latest to be satisfied or waived of the conditions set forth in ARTICLE VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties. The Closing shall be held at the offices of Cahill Gordon & Reindel llp, 80 Pine Street, in New York, NY, unless another place is agreed to in writing by the parties.
          1.3 Effects of the Amalgamation. As of the Effective Time, subject to the terms and conditions of this Agreement and the Amalgamation Agreement, IPC shall be amalgamated with Amalgamation Sub and the amalgamated company (the “Amalgamated Company”) shall continue after the Amalgamation. The parties acknowledge and agree that for purposes of Bermuda Law (a) the Amalgamation shall be effected so as to constitute an “amalgamation” and (b) the Amalgamated Company shall be deemed to be an “amalgamated company” in accordance with Section 104 of the Companies Act. Under Section 109 of the Companies Act, from and after the Effective Time: (i) the Amalgamation of IPC and Amalgamation Sub and their continuance as one company shall become effective; (ii) the property of each of IPC and Amalgamation Sub shall become the property of Amalgamated Company; (iii) Amalgamated Company shall continue to be liable for the obligations and liabilities of each of IPC and Amalgamation Sub; (iv) any existing cause of action, claim or liability to prosecution shall be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against IPC or Amalgamation Sub may be continued to be prosecuted by or against Amalgamated Company; and (vi) a conviction against, or ruling, order or judgment in favor of or against, IPC or Amalgamation Sub may be enforced by or against Amalgamated Company.
          1.4 Amalgamated Company Bye-laws. The bye-laws of the Amalgamated Company shall be the bye-laws of the Amalgamation Sub.
          1.5 [Reserved].
          1.6 Directors and Officers of the Amalgamated Company.
          (a) The parties hereto shall take all actions necessary so that the board of directors of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Amalgamated Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.
          (b) The parties hereto shall take all actions necessary so that the officers of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Amalgamated Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

          1.7 Amalgamated Company Name. IPC and Validus shall take all actions reasonably necessary so that immediately after the Effective Time the name of the Amalgamated Company shall be Validus Ltd.
ARTICLE II
CONVERSION OF IPC SECURITIES; EXCHANGE OF CERTIFICATES
          2.1 Effect on Share Capital. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holder of any common shares in IPC, each having a par value of $0.01 (each, an “IPC Common Share”), as evidenced by way of entry in the register of shareholders of IPC (the “IPC Share Register”) or by share certificates registered in the name of a shareholder and representing outstanding IPC Common Shares (each, an “IPC Certificate”):
     (a) Conversion of IPC Common Shares. Each IPC Common Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.1(c)) shall be cancelled and converted into the right to receive for each IPC Common Share (i) 0.9727 (the “Exchange Ratio”) Validus voting common shares, each having a par value of $0.175 (each, a “Validus Common Share”) (the “Per Share Common Consideration”), and (ii) $7.50 in cash without interest (the “Per Share Cash Consideration”) (the Per Share Common Consideration and the Per Share Cash Consideration, together with any cash paid in lieu of fractional shares in accordance with Section 2.2(e), the “Consideration”). Upon such conversion, each IPC Common Share shall be cancelled and each holder of IPC Common Shares registered in the IPC Share Register or holding a valid IPC Certificate immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such IPC Common Shares except the right to receive the Consideration. The Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Validus Common Shares or IPC Common Shares), reorganization, recapitalization, reclassification or other like change with respect to Validus Common Shares or IPC Common Shares having a record date on or after the date hereof and prior to the Effective Time.
     (b) Cancellation of Validus-Owned Securities. Notwithstanding anything in this Agreement to the contrary, all IPC Common Shares that are owned by Validus or by any subsidiary of Validus immediately prior to the Effective Time shall, by virtue of the Amalgamation, and without any action on the part of the holder thereof, automatically be cancelled and retired without any conversion thereof and shall cease to exist, and no payment shall be made in respect thereof.
     (c) Shares of Dissenting Holders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding IPC Common Shares held by a person who did not vote in favor of the Amalgamation and who complies with all the provisions of the Companies Act concerning the right of holders of IPC Common Shares to require appraisal of their IPC Common Shares pursuant to Bermuda Law (any such holder, a “Dissenting Holder,” and such IPC Common Shares, “Dissenting Shares”) shall not be converted into the right to receive the Consideration as described in Section 2.1(a), but shall be cancelled and converted into the right to receive the fair value thereof as appraised by the Supreme Court of Bermuda under Section 106 of the Companies Act. In the event that a Dissenting Holder fails to perfect, effectively withdraws or otherwise waives any right to appraisal, its IPC Common Shares shall be cancelled and converted as of the Effective Time into the right to receive the Consideration for each such Dissenting Share. IPC shall give Validus (i) prompt notice of (A) any written demands for appraisal of Dissenting Shares or withdrawals of such demands received by IPC and (B) to the extent that IPC has actual knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares, and (ii) the opportunity to participate with IPC in all negotiations and proceedings with respect to any demands for appraisal under the Companies Act. Neither IPC nor Validus shall, without the prior written consent of the other party (not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.
          2.2 Exchange Procedures.
          (a) Exchange Agent. Prior to the Effective Time, Validus shall designate an exchange and paying agent reasonably acceptable to IPC (the “Exchange Agent”) for the purpose of exchanging IPC Common Shares outstanding immediately prior to the Effective Time. Prior to or at the Effective Time, Validus shall deposit, or shall cause to be deposited with the Exchange Agent in accordance with this ARTICLE II, (i) certificates, or at Validus’ option, shares in book entry form representing the Validus Common Shares to be exchanged in the Amalgamation, (ii) a cash amount in immediately available funds necessary for the Exchange Agent to make payments of the aggregate Per Share Cash Consideration under Section 2.1(a)(ii) (the “Cash Portion”), (iii) cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.2(e) and (iv) any dividends or distributions to which the shareholders of IPC may be entitled pursuant to Section 2.2(c). Such Consideration and cash so deposited are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of holders of the IPC Certificates or IPC Common Shares in the IPC Share Register on cash amounts payable pursuant to this Section 2.2. The Exchange Agent shall invest the Cash Portion as directed by Validus, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall be paid over promptly to Validus and any amounts in excess of the amounts payable under Section 2.1(a)(ii) shall be promptly returned to Validus. To the extent that there are any losses with respect to any such investments, or the Cash Portion diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment of the aggregate Per Share Cash Consideration under Section 2.1(a)(ii), Validus shall promptly replace or restore the cash in the Cash Portion so as to ensure that the Cash Portion is at all times maintained at a level sufficient for the Exchange Agent to pay the aggregate Per Share Cash Consideration under Section 2.1(a)(ii).
          (b) Exchange Procedures. As promptly as practicable following the Effective Time, Validus or the Amalgamated Company shall cause the Exchange Agent to mail, to each shareholder of IPC, (i) a letter of transmittal (which shall be in such form and have such other provisions as the parties may reasonably specify) and (ii) where applicable, instructions for use in effecting the surrender of IPC Certificates or IPC Common Shares in the IPC Share Register, to the extent available and in issue, in exchange for the Consideration. After the Effective Time, upon surrender of title to the IPC Common Shares previously held by a shareholder of IPC in accordance with this Section 2.2, together with such letter of transmittal duly executed if such shareholder holds IPC Certificates or IPC Common Shares in the IPC Share Register, and such other documents as the Exchange Agent may reasonably require, a holder of IPC Common Shares shall be entitled to receive in exchange therefor (i) a certificate or book-entry representing that number of whole Validus Common Shares (rounded down) which such shareholder has the right to receive in respect of the IPC Common Shares formerly represented by such IPC Certificates or in the IPC Share Register after taking into account all IPC Common Shares then held by such shareholder, (ii) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.2(i)) equal to (1) the number of IPC Common Shares represented by such IPC Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or IPC Common Shares in the IPC Share Register multiplied by (2) the Per Share Cash Consideration and (iii) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to

Section 2.2(e), and any IPC Certificate surrendered in respect thereof shall forthwith be marked as cancelled. In the event of a transfer of ownership of IPC Common Shares that is not registered in the transfer records of IPC, a certificate or book-entry representing the proper number of Validus Common Shares may be issued to a transferee if the IPC Certificate representing such IPC Common Shares (if any) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.
          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Validus Common Shares with a record date on or after the Effective Time shall be paid to any shareholder of IPC holding any unsurrendered IPC Certificate or IPC Common Shares in the IPC Share Register with respect to the Validus Common Shares represented thereby, nor shall the cash payment in lieu of fractional shares be paid to any such shareholder pursuant to Section 2.2(e), until such shareholder shall surrender such IPC Certificate in accordance with the procedures set forth in this ARTICLE II. Following the surrender of any such IPC Certificate or IPC Common Shares in the IPC Share Register in accordance with the procedures set forth in this ARTICLE II, such shareholder shall be entitled to receive, in addition to the consideration set forth in Section 2.1(a), without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date on or after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole Validus Common Shares which a shareholder of IPC holding such IPC Certificate is entitled to receive hereunder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Validus Common Shares which such shareholder is entitled to receive hereunder.
          (d) No Further Rights in IPC Common Shares. All Consideration paid or issued upon the surrender of title to IPC Common Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to this ARTICLE II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shareholders of IPC, in their capacity as shareholders of IPC prior to the Effective Time. There shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the IPC Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, IPC Certificates are presented to Validus or to the Amalgamated Company or to the Exchange Agent for any reason, they shall be marked as cancelled and exchanged in accordance with this ARTICLE II, except as otherwise required by Law.
          (e) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fraction of a Validus Common Share will be issued in connection with the Amalgamation, and in lieu thereof any shareholder of IPC who would otherwise have been entitled to a fraction of a Validus Common Share, shall be paid upon surrender of title to IPC Common Shares for exchange (and after taking into account and aggregating IPC Common Shares represented by all IPC Certificates surrendered by such holder, or as set out in the IPC Share Register, as applicable) cash in an amount (without interest) equal to the product obtained by multiplying (i) the fractional share interest to which such shareholder (after taking into account and aggregating all IPC Common Shares represented by all IPC Certificates surrendered by such shareholder or as set out in the IPC Share Register, as applicable) would otherwise be entitled by (ii) the Average Validus Share Price (as defined in Section 8.13(a)).
          (f) Lost, Stolen or Destroyed Certificates. In the event any IPC Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Consideration and any dividends or other distributions as may be required pursuant to this ARTICLE II in respect of the IPC Common Shares represented by such lost, stolen or destroyed certificates; provided that Validus may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Validus or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.
          (g) Termination of Exchange Fund. Unless a longer period is prescribed by applicable Law or Validus’ agreement with the Exchange Agent, any portion of the Exchange Fund that remains undistributed to the shareholders of IPC for six months after the Effective Time shall be delivered to Validus, upon demand, and any shareholders of IPC who have not theretofore complied with this ARTICLE II shall thereafter look only to Validus for payment of their claim for the Consideration and any dividends or distributions with respect to Validus Common Shares.
          (h) No Liability. To the extent allowed under applicable Law, any Consideration and any dividends or distributions with respect to Validus Common Shares comprising the Consideration that remain undistributed to the shareholders of IPC shall be delivered to and become the property of Validus on the day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. None of Validus, Amalgamation Sub, Amalgamated Company or the Exchange Agent shall be liable to any shareholder of IPC for any such property delivered to Validus or to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (i) Withholding. The Exchange Agent, Validus and the Amalgamated Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any shareholder of IPC such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Exchange Agent, Validus or the Amalgamated Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the IPC Common Shares in respect of which such deduction and withholding was made. The parties agree to cooperate with each other for purposes of determining whether any Taxes are required to be withheld with respect to the Amalgamation.
          2.3 IPC Equity Awards.
          (a) IPC Stock Options. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding option to purchase IPC Common Shares under any IPC Share Plan (as defined in Section 3.2(a)), whether vested or unvested, exercisable or unexercisable (each, an “IPC Share Option”), each IPC Share Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire IPC Common Shares and shall be converted into an option (a “New Option”) to purchase, on the same terms and conditions as were applicable under the terms of the IPC Share Plan under which the IPC Share Option was granted and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder), such number of Validus Common Shares and at an exercise price per share determined as follows:
          (1) Number of Shares. The number of Validus Common Shares subject to a New Option shall be equal to the product of (A) the number of IPC Common Shares subject to such IPC Share Option immediately prior to the Effective Time and (B) the Option Exchange Ratio (as defined below), the product being rounded, if necessary, to the nearest whole share; and
          (2) Exercise Price. The exercise price per Validus Common Share purchasable upon exercise of a New Option shall be equal to (A) the per share exercise price of the IPC Share Option divided by (B) the Option Exchange Ratio, the quotient being rounded, if necessary, to the nearest cent.
          The foregoing adjustments shall (i) in the case of any IPC Share Option that is intended to be an “incentive stock option” under Section 422 of the Code, be determined in a manner consistent with the requirements of Section 424(a) of the Code and (ii) in the case of any IPC Share Option that is not intended to be an “incentive stock option,” be determined in a manner consistent with the requirements of Section 409A of the Code.
          As used herein, “Option Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) the quotient of (A) the Per Share Cash Consideration divided by (B) the closing price of a Validus Common Share on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.
          (b) IPC Other Awards. Subject to the terms and conditions of this Agreement:
     (1) at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding right of any kind, contingent or accrued, to acquire or receive IPC Common Shares or share-based payments measured by the value of IPC Common Shares, each outstanding award of any kind consisting of IPC Common Shares or share-based payments measured by the value of IPC Common Shares (including performance share units where the performance period has ended prior to the Effective Time), in each case that may be held, awarded, outstanding, payable or reserved for issuance under any IPC Share Plan and any other IPC Benefit Plan (as defined in Section 8.13(a)), but excluding IPC Share Options and IPC performance share units for which the performance period expires on or after the Effective Time (the “IPC Non-Performance Awards”), shall be deemed to be converted into the right to acquire or receive (x) a cash payment equal to the product of (i) the number of IPC Common Shares subject to such IPC Non-Performance Award immediately prior to the Effective Time and (ii) the Per Share Cash Consideration and (y) share-based payments measured by the value of (as the case may be) the number of Validus Common Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC Common Shares subject to such IPC Non-Performance Award immediately prior to the Effective Time and (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant IPC Share Plan or other IPC Benefit Plan and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder) immediately prior to the Effective Time; and
     (2) at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any IPC performance share unit, each performance share unit granted under any IPC Share Plan or any other IPC Benefit Plan (each a “Performance Share Unit”) shall be deemed to be converted into the right to acquire or receive (x) a cash payment equal to the product of (i) the number of IPC Common Shares subject to such Performance Share Unit immediately prior to the Effective Time and (ii) the Per Share Cash Consideration and (y) the number of Validus Common Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC Common Shares to which each Performance Share Unit relates immediately prior to the Effective Time and (ii) the Exchange Ratio. Except as specifically provided above and as set forth in Section 2.3(b)(2) of the IPC Disclosure Letter, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant IPC Share Plan or any other IPC Benefit Plan and the applicable award agreement thereunder (including by taking into account any accelerated vesting thereunder) immediately prior to the Effective Time. Performance Share Units and IPC Non-Performance Awards shall be, collectively, referred to as the “IPC Other Awards.”
          (c) Corporate Actions. Prior to the Effective Time, IPC, or its board of directors or an appropriate committee thereof, shall take all action necessary on its part to give effect to the provisions of Sections 2.3(a) and (b) and shall take such other actions reasonably requested by Validus to give effect to the foregoing (including obtaining the consent of the holder of or amending the terms of any IPC Share Options, IPC Other Awards or any IPC Share Plan). IPC shall take all actions necessary to ensure that, from and after the Effective Time, none of IPC, Validus, the Amalgamated Company or any of their respective subsidiaries will be required to deliver IPC Common Shares or other capital stock of IPC to any person pursuant to or in settlement of IPC Share Options or IPC Other Awards at or after the Effective Time.
          (d) Registration. If registration of any interests in the IPC Share Plans or any other IPC Benefit Plan or the Validus Common Shares issuable thereunder is required under the Securities Act, Validus shall file with the SEC within five business days after the Effective Time a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to such interests of Validus Common Shares, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or the prospectuses contained therein) for so long as the relevant IPC Share Plans or other IPC Benefit Plans, as applicable, remain in effect and such registration of interests therein or the Validus Common Shares issuable thereunder continues to be required.
          (e) Notice to Equity Award Holders. As soon as practicable after the Effective Time, Validus shall deliver to the holders of IPC Share Options and IPC Other Awards appropriate notices setting forth such holders’ rights pursuant to any IPC Share Plan or IPC Benefit Plan and agreements evidencing such IPC Share Options and IPC Other Awards and stating that the IPC Share Plans or IPC Benefit Plans and such IPC Share Options and IPC Other Awards and agreements have been assumed by Validus and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.3 after giving effect to the Amalgamation and the terms of the IPC Share Plans or IPC Benefit Plans).
ARTICLE III
REPRESENTATIONS AND WARRANTIES
          Except as (i) set forth in the correspondingly identified subsection of the disclosure letter delivered by Validus to IPC simultaneously with the execution of this Agreement by Validus (the “Validus Disclosure Letter”) or the disclosure letter delivered by IPC to Validus simultaneously with the execution of this Agreement by IPC (the “IPC Disclosure Letter” and each of the Validus Disclosure Letter and the IPC Disclosure Letter, a “Disclosure Letter”), as the case may be, or (ii) disclosed in the relevant party’s SEC Documents filed with the SEC on or after January 1, 2008, and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or forward-looking statements contained therein), IPC hereby represents and warrants to Validus, and Validus (and
          Amalgamation Sub with respect to Sections 3.1(a), 3.1(c), 3.3 and 3.9(c)) hereby represents and warrants to IPC, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:
          3.1 Organization, Standing and Power.
          (a) Each of it and its subsidiaries is a company or other legal entity duly organized and validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

          (b) The copies of its memorandum of association and bye-laws incorporated by reference in its Form 10-K for the year ended December 31, 2008, are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified, except as they may be or have been amended or otherwise modified pursuant to the IPC Bye-Law Amendment.
          (c) Validus and Amalgamation Sub represent to IPC that: (i) true and complete copies of the memorandum of association and bye-laws of Amalgamation Sub, each as in effect as of the date of this Agreement, have previously been made available to IPC, (ii) Amalgamation Sub was formed by Validus solely for the purpose of effecting the Amalgamation and the other transactions contemplated by this Agreement, and (iii) Amalgamation Sub has not conducted any business prior to the date hereof and has no, and immediately prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.
          3.2 Capital Structure.
          (a) Its authorized share capital and outstanding common shares as of the date set forth in the corresponding section of its Disclosure Letter, including any shares reserved for issuance upon the exercise or payment of outstanding warrants and outstanding stock options or other equity related awards (such stock option and other equity-based award plans, agreements and programs, collectively, in the case of Validus, the “Validus Share Plans” and, in the case of IPC, the “IPC Share Plans”), is described in the corresponding section of its Disclosure Letter. In the case of Validus, none of its Common Shares are held by it or by its subsidiaries. In the case of IPC, its Common Shares that are held by it and its subsidiaries are described in the corresponding section of its Disclosure Letter. All of its outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights. Section 3.2(a) of its Disclosure Letter sets forth a list of all warrants, options, restricted stock, restricted stock units or other equity awards outstanding as of the date hereof.
          (b) From January 1, 2009, to the date hereof, it has not issued or permitted to be issued any common shares, share appreciation rights or securities exercisable or exchangeable for or convertible into shares in its or any of its subsidiaries’ share capital.
          (c) It or one of its wholly-owned subsidiaries owns all of the issued and outstanding shares in the share capital of its subsidiaries, beneficially and of record, and all such shares are fully paid and nonassessable, are not subject to preemptive rights and are free and clear of any claim, lien or encumbrance.
          (d) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which shareholders may vote (“Voting Debt”) of it or any of its subsidiaries are issued or outstanding.
          (e) Except for options or other equity-based awards issued or to be issued under the Validus Share Plans (in the case of Validus) or the IPC Share Plans (in the case of IPC), there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which it or any of its subsidiaries is a party or by which it or any such subsidiary is bound (i) obligating it or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the share capital or any Voting Debt or other equity rights of it or any of its subsidiaries, (ii) obligating it or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement or (iii) that provide the economic equivalent of an equity ownership interest in it or any of its subsidiaries.
          (f) None of it or any of its subsidiaries is a party to any member or shareholder agreement, voting trust agreement or registration rights agreement relating to any equity securities of it or any of its subsidiaries or any other agreement relating to disposition, voting or dividends with respect to any equity securities of it or any of its subsidiaries. There are no outstanding contractual obligations of it or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares in the share capital of it or any of its subsidiaries.
          (g) Since January 1, 2009, through the date of this Agreement, it has not declared, set aside, made or paid to its shareholders dividends or other distributions on the outstanding shares in its share capital.
          (h) It has not waived any voting cut-back, transfer restrictions or similar provisions of its or its subsidiaries’ bye-laws with respect to any of its or their shareholders, except for such waivers set forth in its bye-laws.
          3.3 Authority; Non-Contravention.
          (a) It has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Required Validus Vote (as defined in Section 3.10(a)) (in the case of Validus) or the Required IPC Vote (as defined in Section 3.10(b)) (in the case of IPC), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on its part and no other corporate proceedings on its part are necessary to authorize this Agreement and consummate the transactions contemplated hereby, subject to the Required Validus Vote (in the case of Validus) or the Required IPC Vote (in the case of IPC). This Agreement has been duly executed and delivered by it and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.
          (b) Neither the execution and delivery of this Agreement by it nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the terms or provisions hereof, will (i) violate any provision of the memorandum of association or bye-laws of it (as they may be or have been modified, in the case of IPC, pursuant to the IPC Bye-Law Amendment) or the memorandum of association, bye-laws or equivalent organizational documents of any of its subsidiaries or (ii) assuming that the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.3(c) are duly obtained or made, (A) violate any Law applicable to it or any of its subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the cancellation, suspension, non-renewal or termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon (1) any Permit (as defined in Section 3.5(a)) or (2) any of the respective properties or assets of it or any of its subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, note, mortgage, indenture, lease, Validus Benefit Plan (as defined in Section 8.13(a)) (in the case of Validus) or IPC Benefit Plan (as defined in Section 8.13(a)) (in the case of IPC) or other agreement, obligation or instrument to which it or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (with respect to clause (ii)) for such violations, conflicts or breaches that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority, body, agency, official or instrumentality, domestic or foreign, or self-regulatory organization or other similar non-governmental regulatory body (each, a “Governmental Entity”), is required to be made or obtained by it or any of its subsidiaries in connection with the execution and delivery of this Agreement by it or the consummation by it of the transactions contemplated hereby, except for (i) the filing of the Amalgamation Application and related attachments with the Registrar, (ii) the written notification to the Bermuda Monetary Authority regarding Validus’ acquisition of the IPC Common Shares, (iii) such other applications, filings, authorizations, orders and approvals as may be required under applicable Laws (including all applicable Insurance Laws) of any jurisdiction and any approvals thereof, which are set forth in Section 3.3(c) of its Disclosure Letter, (iv) the filing with the SEC of such registrations, prospectuses, reports and other materials as may be required in connection with this Agreement and the transactions contemplated hereby, including the Joint Proxy Statement/ Prospectus (as defined in Section 5.1(a)), and the obtaining from the SEC of such orders as may be required in connection therewith, (v) compliance with any applicable requirements of NASDAQ or the New York Stock Exchange (the “NYSE”), as applicable, (vi) in the case of Validus, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various jurisdictions in connection with the issuance of the Validus Common Shares pursuant to this Agreement, and (vii) for any other such consent, approval, order or authorization of, or registration, declaration or filings, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
          3.4 SEC Documents; Regulatory Reports; Undisclosed Liabilities.
          (a) It and its subsidiaries have timely filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2008 (the “SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of its or its subsidiaries’ SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of it and its subsidiaries included in its SEC Documents complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of it and its consolidated subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. As of the date hereof, there are no outstanding written comments from the SEC with respect to its SEC Documents.
          (b) Except for (i) those liabilities that are reflected or reserved for in its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC prior to the date of this Agreement, (ii) liabilities and obligations incurred pursuant to this Agreement, (iii) liabilities incurred since December 31, 2008, (1) in the ordinary course of business (including claims and any related litigation or arbitration arising in the ordinary course of business under Policies (as defined in Section 3.12(g))) or (2) pursuant to any Reinsurance Agreements (as defined in Section 3.12(e)) issued or assumed, as the case may be, by one of its Insurance Entities (as defined in Section 3.12(a)) for which adequate claims reserves have been established, and (iv) liabilities which have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, it and its subsidiaries do not have, and since December 31, 2008, it and its subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements in accordance with GAAP).

          3.5 Compliance with Applicable Laws and Reporting Requirements. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:
     (a) It and its subsidiaries hold in full force and effect all permits, certifications, registrations, permissions, consents, franchises, concessions, licenses, variances, exemptions, orders, approvals and authorizations of all Governmental Entities necessary for the ownership and conduct of the business of it and its subsidiaries (including any insurance licenses or permissions from insurance regulatory authorities) in each of the jurisdictions in which it or its subsidiaries currently conduct or operate its business (the “Permits”), and it and its subsidiaries are in compliance with the terms and requirements of its Permits and any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any Governmental Entity, including all relevant bye-laws and regulations of the Council and Society of Lloyd’s incorporated under the Lloyd’s Act of 1871 to 1982 of England and Wales (“Lloyd’s”) in each of the jurisdictions in which it or its subsidiaries currently conduct business or operate (collectively “Laws”). The businesses of it and its subsidiaries have not been, and are not being, conducted in violation of any applicable Laws (including the USA PATRIOT Act of 2001, as amended, the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd 1 et seq., as amended (or any other similar applicable foreign, federal, or state legal requirement), anti-money laundering laws, anti-terrorism laws, all applicable requirements relating to the sale, issuance, marketing, advertising and administration of insurance products (including licensing and appointments) and all Laws regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (the “Insurance Laws”) and all applicable laws or other legal requirements relating to the retention of e-mail and other information). It and its subsidiaries have not received, at any time since January 1, 2007, any written notice or communication from any Governmental Entity regarding any actual, alleged, or potential violation of, or a failure to comply with, any Laws or the terms and requirements of any Permit or any actual or potential revocation, withdrawal, suspension, cancellation, modification, or termination of any Permit. All applications required to have been filed for the renewal of each Permit or other filings required to be made with respect to each Permit held by it or its subsidiaries have been duly filed on a timely basis with the appropriate Governmental Entity.
     (b) It has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to it, including its consolidated subsidiaries, is made known to its principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting its principal executive officer and principal financial officer to material information required to be included in its periodic reports under the Exchange Act and ensure that the information required to be disclosed in its SEC Documents is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. It and its subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The records, systems, controls, data and information of it and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants (including all means of access thereto and therefrom) and are held or maintained in such places as may be required under all applicable Laws (including Insurance Laws). It has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in internal controls.
     (c) There are no outstanding loans or other extensions of credit made by it or any of its subsidiaries to any of its executive officers (as defined in Rule 3b-7 under the Exchange Act) or directors.
     (d) Since January 1, 2007, in the case of IPC, it has complied with the applicable listing and corporate governance rules and regulations of NASDAQ . Since July 24, 2007, in the case of Validus, it has complied with the applicable listing and corporate governance rules and regulations of the NYSE.
     (e) Neither it nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among it and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its subsidiaries in the SEC Documents.
          3.6 Legal and Arbitration Proceedings and Investigations. Except for litigation or arbitration arising in the ordinary course of business from claims under Policies or Reinsurance Agreements issued or assumed, as the case may be, by one of its Insurance Entities for which adequate claims reserves have been established, there are no claims, suits, actions, proceedings, arbitrations or other proceedings whether judicial, arbitral or administrative, civil or criminal (“Legal Proceedings”) pending or, to its knowledge, threatened, against it or any of its subsidiaries, any present or former officer, director or employee thereof in his or her capacity as such or any person for whom it or its subsidiaries may be liable or any of their respective properties, that, if determined or resolved adversely against it, would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, nor are there any writs, judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator binding upon it or any of its subsidiaries or any of their respective assets or properties that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To its knowledge, since January 1, 2007, there have been no formal or informal SEC inquiries, investigations or subpoenas, other Governmental Entity inquiries or investigations or internal investigations or material whistle-blower complaints pending or otherwise threatened involving it or its subsidiaries or any current or former officer or director thereof in his or her capacity as such, other than, in each case, those that if determined or resolved adversely against it would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
          3.7 Taxes.
          (a) All material Tax Returns (as defined in Section 8.13(a)) required by applicable Law to be filed with any Taxing Authority (as defined in Section 8.13(a)) by, or on behalf of, it or any of its subsidiaries have been filed when due (taking into account extensions of time to file) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects. All such Tax Returns have been examined by the appropriate Taxing Authority or the period for assessment of the Taxes (as defined in Section 8.13(a)) in respect of which such Tax Returns were required to be filed has expired.
          (b) There are no liens for any Taxes upon the assets of it or any of its subsidiaries, other than (i) statutory liens for Taxes not yet due and payable or (ii) liens which are being contested in good faith by appropriate proceedings, for which adequate reserves have been established on its financial statements in accordance with GAAP and Applicable SAP.
          (c) It and each of its subsidiaries have paid or have withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, and have established in accordance with GAAP and Applicable SAP an adequate accrual for all material Taxes not yet due and payable.
          (d) There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to its knowledge, threatened against or with respect to it or any of its subsidiaries in respect of any Tax or Tax Asset (as defined in Section 8.13(a)), and any deficiencies asserted or assessments made as a result of any claim, audit, suit, proceeding, examination or investigation have been paid in full.
          (e) It and each of its subsidiaries have withheld all material amounts required to have been withheld by them in connection with amounts paid or owed to (or any benefits or property provided to) any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. It and each of its subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under Law.
          (f) Neither it nor any of its subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than indemnities included in ordinary course employment contracts or leases) that will require any payment by it or any of its subsidiaries of any Tax of another person after the Closing Date.
          (g) Neither it nor any of its subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, and neither it nor any of its subsidiaries has been a “material advisor” to any such transaction within the meaning of Section 6111 of the Code.
          (h) Neither it nor any of its subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any material Taxes, (iv) has applied for a ruling from a Taxing Authority relating to any material Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending, or (v) has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any Taxing Authority.
          (i) None of its subsidiaries is now or has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
          (j) Neither it nor any of its subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) by reason of a change in accounting method or otherwise.
          (k) Neither it nor any of its subsidiaries has elected to be a pass-through entity for U.S. federal income tax purposes.
          (l) Neither it nor any of its subsidiaries organized outside the United States has ever been engaged in a trade or business in the United States within the meaning of Section 864(b) of the Code or has ever had a permanent establishment in the United States within the meaning of the tax treaty between the United States and Bermuda.

          (m) Neither it nor any of its subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return.
          (n) Neither it nor any of its subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
          (o) It and each of its subsidiaries currently satisfies (assuming the relevant taxable year ended on the date this representation is being given), and expects to satisfy with respect to the taxable year in which the Closing Date falls, either or both of the exceptions described in Sections 953(c)(3)(A) and (B) of the Code so that none of its “United States shareholders” (within the meaning of Section 953(c) of the Code) will be required to include in income any of its or its subsidiaries’ “related person insurance income” (within the meaning of Section 953(c)(2) of the Code) by operation of Sections 951(a) and 953(c)(5) of the Code.
          (p) Neither it nor any of its subsidiaries has received any notice or inquiry from any Governmental Entity outside of Bermuda to the effect that any of it or its subsidiaries that are domiciled or formed in Bermuda are subject to any Tax other than excise taxes or any Tax assessed by Bermuda.
          (q) Other than as disclosed with respect to Section 3.7(l), Section 3.7(p) or this Section 3.7(q), it and each of its subsidiaries has never been subject to net basis taxation in any country, or been tax resident or tax domiciled in any country, other than the country in which it and each of its subsidiaries, respectively, is organized.
          (r) Neither it nor any of its subsidiaries organized outside the United Kingdom has or has ever had a permanent establishment in the United Kingdom for United Kingdom Tax purposes.
          (s) No material transaction or arrangement involving it or any of its subsidiaries has taken place or is in existence which is such that it has resulted, or is reasonably likely to result, in the income, profits or gains of it or of any subsidiary being adjusted for Tax purposes in any jurisdiction in accordance with applicable transfer pricing or thin capitalization laws.
          (t) As of the date of this Agreement, neither it nor any of its subsidiaries has taken or agreed to take any action, or is aware of any agreement, plan or circumstance, that, to its knowledge, would reasonably be expected to prevent the Amalgamation from constituting a “reorganization,” within the meaning of Section 368(a) of the Code.
          3.8 Absence of Certain Changes or Events. Since January 1, 2009, (i) there has not been any event, change, circumstance, state of facts or effect, alone or in combination, that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither it nor any of its subsidiaries has taken any action or failed to take any action that would have resulted in a breach in any material respect of Section 4.1 had such section been in effect since January 1, 2009, except, with respect to IPC, for any action taken or failed to be taken in connection with or in furtherance of the Max Agreement that has been publicly disclosed by IPC in a filing with the SEC made prior to 5:30 p.m., New York City time, at least one business day prior to the date of this Agreement.
          3.9 Board Approval.
          (a) In the case of IPC, the board of directors of IPC, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) determined that the Consideration and the Exchange Ratio constitutes fair value for each IPC Common Share in accordance with the Companies Act and deemed it fair to, advisable to and in the best interests of IPC to enter into this Agreement and to consummate, the Amalgamation and the other transactions contemplated hereby, (ii) adopted this Agreement and the Amalgamation Agreement and authorized and approved the Amalgamation and the other transactions contemplated by this Agreement, (iii) recommended that the shareholders of IPC vote in favor of matters constituting the Required IPC Vote (as defined in Section 3.10(b)) (the “IPC Recommendation”) and (iv) determined that the amendments to IPC’s bye-laws attached as Exhibit B (the “IPC Bye-Law Amendment”) are advisable to and in the best interests of IPC, and directed that such matters be submitted for consideration by IPC shareholders at the IPC Shareholders Meeting (as defined in Section 5.1(c)).
          (b) In the case of Validus, the board of directors of Validus, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) deemed it fair to, advisable and in the best interests of Validus to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby, (ii) adopted this Agreement and authorized and approved the Share Issuance, and (iii) recommended that the shareholders of Validus vote in favor of the matters constituting the Required Validus Vote (as defined in Section 3.10(a)) (the “Validus Recommendation”) and directed that such matters be submitted for consideration by Validus shareholders at the Validus Shareholders Meeting (as defined in Section 5.1(b)).
          (c) In the case of Validus, the board of directors of Amalgamation Sub, by unanimous written consent without a meeting, has (i) determined that this Agreement and the Amalgamation are advisable and in the best interests of Amalgamation Sub and its sole shareholder, (ii) adopted this Agreement and authorized and approved the Amalgamation and (iii) recommended that the sole shareholder of Amalgamation Sub approve such matters. The sole shareholder of Amalgamation Sub has approved this Agreement, the Amalgamation and the other transactions contemplated hereby.
          3.10 Vote Required.
          (a) In the case of Validus, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of Validus at which a quorum is present in accordance with the bye-laws of Validus to approve the Share Issuance (the “Required Validus Vote”) is the only vote of the holders of any class or series of Validus capital stock necessary to consummate the transactions contemplated hereby.
          (b) In the case of IPC, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of IPC at which a quorum is present in accordance with the bye-laws of IPC, in each case, to approve the IPC Bye-Law Amendment and, assuming approval of the IPC Bye-Law Amendment, adopt this Agreement and approve the Amalgamation (provided, however, if the IPC Bye-Law Amendment is not approved, the affirmative vote of three-fourths of the votes cast at such meeting shall be required to adopt this Agreement and approve the Amalgamation) (the “Required IPC Vote” and, together with the Required Validus Vote, the “Required Shareholder Votes”) is the only vote of the holders of any class or series of IPC share capital necessary to approve this Agreement and consummate the transactions contemplated hereby (including the Amalgamation).
          3.11 Agreements with Regulators. Except as required by Insurance Laws of general applicability and the insurance licenses maintained by its Insurance Entities or as does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or any of its subsidiaries or to which it or any of its subsidiaries is a party, on one hand, and any Governmental Entity is a party or addressee, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor has it nor any of its subsidiaries adopted any board resolution at the request of any Governmental Entity, in each case specifically with respect to it or any of its subsidiaries, which (a) limit the ability of it or any of its Insurance Entities to issue Policies or enter into Reinsurance Agreements; (b) require any divestiture of any investment of any subsidiary; (c) in any manner relate to the ability of any of its subsidiaries to pay dividends; (d) require any investment of its Insurance Entities to be treated as non-

admitted assets (or the local equivalent) or (e) otherwise restrict the conduct of business of it or any subsidiary, nor has it been advised by any Governmental Entity that it is contemplating any such undertakings.
          3.12 Insurance Matters.
          (a) Each of its subsidiaries which by virtue of its operations and activities is required to be licensed as an insurance company, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent (collectively, the “Insurance Entities”) is listed in Section 3.12 of its Disclosure Letter, together with the jurisdiction of domicile thereof. None of its Insurance Entities is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its incorporation. It conducts all of its insurance operations that are required to be conducted through a licensed insurance company or insurance intermediary, through its Insurance Entities, each of which is duly licensed or authorized as an insurance company, and/or, where applicable, a reinsurer, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent, in its jurisdiction of incorporation and each other jurisdiction where it is required to be so licensed or authorized and is duly licensed or authorized in each such jurisdiction for each line of business written therein, except where the failure to so conduct its insurance operations or the failure of its Insurance Entities to be so licensed or authorized has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Since January 1, 2007, each of its Insurance Entities has timely filed or submitted all annual and, to the extent applicable Law requires, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (as filed through the date hereof and thereafter, collectively, the “Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
          It has delivered or made available to the other parties, to the extent permitted by applicable Laws, (i) true and complete copies of all annual Statutory Statements filed with Governmental Entities for each of its Insurance Entities for the periods beginning January 1, 2007 through the date hereof and, once duly and timely filed, thereafter, and the quarterly Statutory Statements for each of its Insurance Entities for the quarterly periods ended September 30, 2008, through the date hereof and, once duly and timely filed, thereafter, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable insurance regulatory authority and (ii) true and complete copies of all examination reports (and has notified the other party of any pending examinations) of any insurance regulatory authorities received by it on or after January 1, 2007 through the date hereof relating to its Insurance Entities. Financial statements included in its Statutory Statements were prepared in conformity with Applicable SAP, consistently applied for the periods covered thereby, were prepared in accordance with the books and records of the applicable Insurance Entity, and present fairly in all material respects the statutory financial position of the relevant Insurance Entity as of the respective dates thereof and the results of operations, cash flows, and changes in capital and surplus (or stockholders’ equity, as applicable) of such Insurance Entity for the respective periods then ended. Its Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Governmental Entity with respect to any of its Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Governmental Entity. The statutory balance sheets and income statements included in its annual Statutory Statements have been audited by its independent auditors, and it has delivered or made available to the other party true and complete copies of all audit opinions related thereto for periods beginning January 1, 2007 through the date hereof. Except as is indicated therein, all assets that are reflected on its subsidiaries’ Statutory Statements comply in all material respects with all applicable Insurance Laws regulating the investments of Insurance Entities and all applicable Insurance Laws with respect to admitted assets and are in amount at least equal to the minimum amount required by applicable Insurance Laws. The financial statements included in its Statutory Statement accurately reflect in all material respects the extent to which, pursuant to applicable Laws and Applicable SAP, the applicable Insurance Entity is entitled to take credit for reinsurance (or any local equivalent concept).
     (c) The loss reserves and other actuarial amounts of each of its Insurance Entities contained in its Statutory Statements: (i) were determined in accordance with generally accepted actuarial standards and principles and other reasonable qualitative methods materially consistently applied (except as otherwise noted in such financial statements), (ii) complied in all material respects with applicable Laws and were computed on the basis of methodologies materially consistent with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in such Statutory Statements, and (iii) include provisions for all actuarial reserves and related items which are required to be established in accordance with applicable Law. To its knowledge, no facts or circumstances exist which would necessitate any material increase in the statutorily required reserves above those reflected in the most recent balance sheet included in the Statutory Statements.
     (d) Prior to the date of this Agreement, it has made available to the other party true and complete copies of all actuarial reports used as the basis for establishing the reserves for each of its subsidiary Insurance Entities from and after January 1, 2007, and all material attachments, addenda, supplements and modifications thereto. To its knowledge, any information and data furnished by it or any of its subsidiaries to independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects. To its knowledge, such actuarial reports were based upon an accurate inventory of Policies and Reinsurance Agreements in force for it and its subsidiaries, as the case may be, at the relevant time of preparation and were prepared in conformity in all material respects with generally accepted actuarial principles and other reasonable qualitative methods in effect at such time (except as may be noted therein) and the projections contained therein were properly prepared in accordance with the assumptions stated therein.
     (e) As of the date of this Agreement, all reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements to which it or any of its subsidiaries is a party or under which it or any of its subsidiaries has any existing rights, obligations or liabilities (the “Reinsurance Agreements”) are, and after the consummation of the transactions contemplated hereby will continue to be, valid and binding obligations of it and its subsidiaries (to the extent they are parties thereto or bound thereby) and, to its knowledge, each other party thereto, in accordance with their terms and are in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Reinsurance Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received notice, nor does it have knowledge, of any violation or default in respect of any obligation under (or any condition which, with the passage of time or the giving of notice or both, would result in such a violation or default), or any intention to cancel, terminate or change the scope of rights and obligations under, or not to renew, any Reinsurance Agreement, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2007, (i) neither it nor its subsidiaries have received any written notice from any party to a Reinsurance Agreement that any amount of reinsurance ceded by it or such subsidiary to such counterparty will be uncollectible or otherwise defaulted upon, (ii) to its knowledge, no party to a Reinsurance Agreement under which it or its subsidiary is the cedent is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (iii) to its knowledge, the financial condition of any party to a Reinsurance Agreement under which it or its subsidiary is the cedent is not impaired to the extent that a default thereunder is reasonably anticipated, (iv) there are no disputes under any Reinsurance Agreement other than disputes in the ordinary course for which adequate loss reserves have been established and (v) its relevant subsidiary is entitled under any applicable Law and Applicable SAP to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to any Reinsurance Agreement under which it is the cedent and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in its Statutory Statements, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (f) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to any Reinsurance Agreement for which the ceding insurer party thereto is taking credit on its most recent Statutory Statements, to its knowledge, from and after January 1, 2007 (i) there has been no separate written or oral agreement between such ceding insurer and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Agreement, other than inuring contracts that are explicitly defined in any such Reinsurance Agreement, (ii) for each such Reinsurance Agreement entered into, renewed or amended on or after January 1, 2007, for which risk transfer is not reasonably considered to be self-evident to the extent required by any applicable provisions of SSAP No. 62, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment is available for review by the relevant Governmental Entities for each of it and its subsidiaries, (iii) its subsidiary that is a party thereto, and to its knowledge, any other party thereto, complies and has complied from and after January 1, 2007 with any applicable requirements set forth in SSAP No. 62, and (iv) such Insurance Entity has and had since January 1, 2007 appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.
     (g) All policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications, brochures, illustrations and certificates pertaining thereto (the “Policies”), in effect as of the date of this Agreement, that are issued by it or its subsidiaries and any and all marketing materials have been, to the extent required under applicable Law, filed with or submitted to and not objected to by such Governmental Entity within the period provided for objection, and such Policies and marketing materials comply with the Insurance Laws applicable thereto and have been administered in accordance therewith, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. All premium rates established by it or its subsidiaries that are required to be filed with or submitted to or approved by Governmental Entities have been so filed, submitted or approved, the premiums charged conform thereto and such premiums comply with the Insurance Laws applicable thereto, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
     (h) To its knowledge, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriter currently selling, issuing or underwriting business for or on behalf of it or its subsidiaries (including it and its subsidiaries’ salaried employees) (each, an “Agent”) was duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed. To its knowledge, each program manager, managing general agent, third party administrator or claims adjuster or manager, at the time such person managed or administered business (including the administration, handling or adjusting of claims) for or on behalf of it or its subsidiaries (each, an “Administrator”) was duly licensed for the type of activity conducted. To its knowledge, no Agent or Administrator has materially violated or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or administration of business for it or its subsidiaries, except for such failures or such violations which have been cured, that have been resolved or settled through agreements with applicable Governmental Entities or that are barred by an applicable statute of limitations. Each Agent was appointed and compensated by it or its subsidiaries in compliance in all material respects with applicable Law and all processes and procedures used in making inquiries with respect of such Agent were undertaken in compliance in all material respects with applicable Law. No Agent has binding authority on behalf of it or its subsidiaries. As of the date of this Agreement, no Agent accounting individually for 1% or more of the total gross premiums of all of its Insurance Entities for the year ended December 31, 2008, has indicated to it or its subsidiaries in writing or, to its knowledge, orally that such Agent will be unable or unwilling to continue its relationship as an Agent with it or its subsidiary within twelve months after the date hereof.
     (i) Each of its Insurance Entities has duly and timely filed all reports or other filings required to be filed with any insurance regulatory authority in the manner prescribed therefor under applicable Laws and Permits and no Governmental Entity has asserted any deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Government Entity or except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the foregoing, each of its and its subsidiaries’ submissions, reports or other filings under applicable insurance holding company statutes or other applicable Insurance Laws with respect to contracts, agreements, arrangements and transactions between or among Insurance Entities and their affiliates, and all contracts, agreements, arrangements and transactions in effect between any subsidiary that is an Insurance Entity and any affiliate are in compliance with the requirements of all applicable insurance holding company statutes or other such Insurance Laws and all required approvals or deemed approvals of insurance regulatory authorities with respect thereto have been received or obtained, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (j) Copies (which are complete and correct in all material respects) of all analyses, reports and other data prepared by or on behalf of any of its Insurance Entities or submitted by or on behalf of any such Insurance Entity to any insurance regulatory authority relating to risk based capital calculations or Insurance Regulatory Information Systems ratios have been provided to the other party prior to the date of this Agreement.
     (k) Except for regular periodic assessments in the ordinary course of business, there are no material unpaid claims and assessments against it or its subsidiaries, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool. No such material claim or assessment is pending and neither it nor any subsidiary has received written notice of any such material claim or assessment against it or its subsidiaries by any insurance guaranty association, joint underwriting association, residual market facility or assigned risk pool.
     (l) Since July 2, 2007, Validus and/or any of its subsidiaries which participate in Lloyd’s: (i) has not participated on any Lloyd’s syndicate other than syndicate 1183; (ii) has not agreed to sell, transfer or “drop” any of its rights to participate in a Lloyd’s syndicate or offered to acquire rights to participate on a Lloyd’s syndicated; (iii) has complied with the franchise standards (including principles and minimum standards, guidance and advice) issued by Lloyd’s and (iv) all documents relating to the participation of it or any of its subsidiaries’ participation at Lloyd’s are in Lloyd’s standard form and have not been amended in any way, including the standard managing agent’s agreement, in each case, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (m) Since July 2, 2007: (i) all funds held on behalf of Lloyd’s syndicate 1183 are held in accordance with the terms of the relevant premiums trust deed or other deposit arrangement as required by the bye-laws, regulations, codes of practice and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time and the provisions of any deed, agreement or undertaking executed, made or given for compliance with Lloyd’s requirements from time to time (“Lloyd’s Regulations”) and (ii) Validus and/or any of its subsidiaries required to do so have complied in all material respects with all relevant regulations, directions, notices and requirements in relation to the maintenance of Funds at Lloyd’s (as defined in the Lloyd’s Membership Byelaw (No. 5 of 2005)) in accordance with Lloyd’s Regulations and any directions imposed on it or any of its subsidiaries by Lloyd’s.
     3.13 Investments; Derivatives.
     (a) The information provided by it to the other party related to its investment assets, including bonds, notes, debentures, mortgage loans, real estate, collateral loans, derivatives (including swaps, swaptions, caps, floors, foreign exchange, and options or forward agreements) and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternative investments and direct or indirect investments in hedge funds, whether entered into for its own or its subsidiaries or their customers’ accounts (such investment assets, together with all investment assets held between such date and the Closing Date are referred to herein as the “Investment Assets”) is true and complete in all material respects as of May 31, 2009.
     (b) As of the date of this Agreement, to its knowledge, none of the Investment Assets is in default in the payment of principal or interest or dividends.
     (c) As of the date of this Agreement, to its knowledge, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law and its Investment Policy (as hereinafter defined). Except for Investment Assets sold in the ordinary course of business consistent with past practice or as contemplated by this Agreement, each of it and its subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all encumbrances except Permitted Encumbrances (as defined in Section 8.13(a)). It has provided a copy of its and its subsidiaries’ policies with respect to the investment of the Investment Assets (its “Investment Policy”) to the other party prior to the date of this Agreement.
     (d) To its knowledge, none of its Investment Assets is subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, lock-ups, “gates,” “side-pockets,” stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
     (e) Each agreement with each investment manager or investment advisor providing services to it or any of its subsidiaries was entered into, and the performance of each investment manager is evaluated, in a commercially reasonable, arm’s length manner.
     (f) Neither it nor any of its subsidiaries holds any derivative instruments, including swaps, swaptions, caps, floors, foreign exchange and option or forward agreements, whether entered into for its account, or for the account of any of its subsidiaries or their customers.
     3.14 Material Contracts; Intercompany Contracts.
     (a) As of the date of this Agreement, neither it nor any of its subsidiaries is a party to or bound by any contract (other than any Policy or Reinsurance Agreement) (i) that is or will be required to be filed by it as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC that is not already so filed; (ii) that limits or purports to limit in any material respect either the type of business in which it or any of its subsidiaries (or, after giving effect to the Amalgamation, Validus or any of its subsidiaries) may engage or the manner or locations in which any of them may so engage in any business; (iii) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any of its or its subsidiaries’ material business or assets; (iv) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness in excess of $5,000,000; (v) that, individually or together with related contracts, provides for any acquisition, disposition, lease, license or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of $5,000,000 or that comprise more than 15% of its business on a consolidated basis; (vi) that is a collective bargaining agreement; (vii) that involves or could reasonably be expected to involve aggregate payments by or to it and/or its subsidiaries in excess of $5,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its subsidiaries upon notice of 60 days or less; (viii) that includes an indemnification obligation of it or any of its subsidiaries with a maximum potential liability in excess of $5,000,000; (ix) that is an investment advisory or investment management agreement or arrangement to which it or any of its subsidiaries is a party or under which any Investment Asset is invested or managed or any third party has the right or power to make discretionary or investment decisions with respect to any Investment Asset; or (x) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement or Validus’ and its subsidiaries’ ability to own and/or to conduct the businesses after the Closing. Each such contract described in clauses (i)-(x) is referred to herein as a “Material Contract.”
     (b) Each Material Contract is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a valid and binding obligation of it and its subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against it and, to its knowledge, each other party thereto, in accordance with its terms and is in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received written notice, nor does it have knowledge, of any material violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Material Contract.
     (c) Section 3.14(c) of Validus’ Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between Validus and any of its affiliates or between two or more subsidiaries of Validus. Section 3.14(c) of IPC’s Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between IPC and any of its affiliates or between two or more subsidiaries of IPC. Each Validus intercompany agreement or IPC intercompany agreement, as the case may be, to which any Insurance Entity is a party has been duly approved by each Governmental Entity whose approval is required therefor, except where the failure to obtain such approval has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
     3.15 Employee Benefits and Executive Compensation.
     (a) It has disclosed its Compensation and Benefits Plans in Section 3.15(a) of its Disclosure Letter and it has delivered or made available, to the extent requested, to the other party prior to the date of this Agreement correct and complete copies of, (i) each of its material Compensation and Benefit Plans (as defined in Section 8.13(a)), (ii) each applicable trust agreement or other funding arrangement for each such Compensation and Benefit Plan (including insurance contracts), and all amendments thereto, (iii) with respect to any such Compensation and Benefit Plan that is intended to be tax-qualified or tax-preferred under applicable Law, any applicable determination letter issued by the U.S. Internal Revenue Service and any other applicable determination document issued by any equivalent non-

U.S. taxing or regulatory authority, in each case, confirming the tax-qualified or tax-preferred status of such Compensation and Benefit Plan, (iv) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports or other reports prepared for any Compensation and Benefit Plan with respect to the two most recently completed plan years, and (v) the most recent summary plan description for any Compensation and Benefit Plan and summary of any material modifications thereto.
     (b) Each of its Compensation and Benefit Plans is in compliance with applicable Laws in all material respects and has been administered in all material respects in accordance with its terms. There are no actions, suits, investigations or claims pending, or to its knowledge, threatened or anticipated (other than routine claims for benefits) relating to any Compensation and Benefit Plan.
     (c) Neither it nor any of its subsidiaries has any obligations for retiree health and retiree life benefits under any Compensation and Benefit Plan other than with respect to benefit coverage mandated by applicable Law. There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation in coverage under, any Compensation and Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
     (d) None of the execution and delivery of this Agreement, the shareholder approval of the transactions contemplated hereby, the termination of the employment of any of its or its subsidiaries’ employees within a specified time of the Effective Time or the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, golden parachute, or otherwise), whether or not in conjunction with a termination of employment, becoming due to any director or any employee of it or any of its subsidiaries from it or any of its subsidiaries under any Compensation and Benefit Plan or otherwise, other than by operation of Law, (ii) increase any benefits otherwise payable under any Compensation and Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefit or funding (through a grantor trust or otherwise) of any such payment or benefit, (iv) limit or restrict the right of it to merge, amend or terminate any Compensation and Benefit Plan or any related trust, (v) cause a trust for any Compensation and Benefit Plan to be required to be funded, or (vi) result in payments under any Compensation and Benefit Plan which would not be deductible under Section 280G of the Code or any equivalent non-U.S. tax Law.
     (e) Each of its Compensation and Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service and nothing has occurred that could reasonably be expected to cause the loss of such qualification. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that would subject it or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Neither it nor any of its subsidiaries (i) has an “obligation to contribute” (as defined in ERISA Section 4212) nor have they ever had an obligation to contribute to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) or (ii) maintains or contributes to, or has, within six years preceding the date of this Agreement, maintained or contributed to, an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.
     3.16 Labor Relations and Other Employment Matters.
     (a) None of its or its subsidiaries’ employees are represented by any union with respect to their employment by it or its subsidiaries, and no labor organization or group of employees of it or any of its subsidiaries has made a pending demand for recognition or certification to it or any of its subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to its knowledge, threatened to be brought or filed with any labor relations tribunal or authority. Since January 1, 2007, neither it nor any of its subsidiaries has experienced any material labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements.
     (b) (i) No unfair labor practice charges, grievances or complaints are pending or, to its knowledge, threatened against it or any of its subsidiaries, (ii) no employee of it at the officer level or above has given written notice to it or any of its subsidiaries that any such employee intends to terminate his or her employment with it or any of its subsidiaries, (iii) to its knowledge, no employee or former employee of it or any of its subsidiaries is in any respect in violation of any term of any employment contract, nondisclosure agreement (including any agreement relating of trade secrets or proprietary information) or non-competition agreement with it or any of its subsidiaries, and (iv) it and its subsidiaries have materially complied with all applicable Laws, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment.
     (c) Each of its employees has all work permits, immigration permits, visas or other authorizations required by Law for such employee given the duties and nature of such employee’s employment and Section 3.16(c) of its Disclosure Letter sets forth a true and complete list of such work permits, immigration permits, visas or other authorizations currently held by its employees.
     3.17 Intellectual Property.
     (a) It and each of its subsidiaries has sufficient rights to use all of the Intellectual Property used in its and each of its subsidiaries’ respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Intellectual Property owned by it or its subsidiaries is (i) owned free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), and (ii) valid and subsisting, and is not subject to any outstanding order, judgment or decree adversely affecting its or its subsidiaries use thereof, or rights thereto.
     (b) Section 3.17 of its Disclosure Letter sets forth a true list of (i) all registered trademarks and service marks, all trademark and service mark applications, and all domain names owned by it and/or its subsidiaries, (ii) all registered copyrights and copyright applications owned by it and/or its subsidiaries, and (iii) all patents and patent applications owned by it and/or its subsidiaries.
     (c) Any underwriting model it has created or uses in its business that, among other things, assesses policy risk and premium (each an “Underwriting Model”) is based, in all material respects, on information that is confidential and/or proprietary to it (other than third-party vendor model information contained therein). It owns exclusively, free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), all of the proprietary information (including all Intellectual Property rights) upon which each Underwriting Model is based.
     (d) All of the rights in the Intellectual Property created by its or any of its subsidiaries’ employees during the course of their employment, including any software developed to use the Underwriting Model, have been validly and irrevocably assigned to it.
     (e) It and each of its subsidiaries has taken all reasonable measures to protect the confidentiality of all Trade Secrets (as hereinafter defined) that are owned, used or held by it or each of its subsidiaries, and to its knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.
     (f) To its knowledge, neither it nor any of its subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party during the five (5)

year period immediately preceding the date of this Agreement. There is no litigation, opposition, cancellation, proceeding, reexamination, objection or claim pending, asserted or, to its knowledge, threatened against it or any of its subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To its knowledge, no valid basis exists for any such litigation, opposition, cancellation, proceeding, objection or claim. To its knowledge, no person is infringing, misappropriating or otherwise violating any of its or its subsidiaries’ rights in any Intellectual Property.
     (g) It and its subsidiaries has each complied in all material respects with (i) all applicable Laws, rules and regulations regarding data protection and the privacy and security of personal information, and (ii) their respective privacy policies or commitments to their customers and consumers.
     3.18 Properties. Neither it nor any of its subsidiaries owns any real property. It or one of its subsidiaries has (a) a valid leasehold or sublease interest or other comparable contract right in the real property that it or any of its subsidiaries leases, subleases or otherwise occupies without owning and (b) good, valid and marketable title to, or has a valid leasehold, sublease interest or other comparable contract right in, the other tangible assets and properties necessary to the conduct of the business as currently conducted, except (i) as have been disposed of in the ordinary course of business, in each case free and clear of all encumbrances except for Permitted Encumbrances, or (ii) as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. It and its subsidiaries have complied in all material respects with the terms of all such leases, and to its knowledge, all such leases are in full force and effect.
     3.19 Brokers or Finders. Other than, in the case of IPC, J.P. Morgan Securities Inc. (“JP Morgan”) and, in the case of Validus, Greenhill & Co., LLC (“Greenhill”), no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee that is contingent on the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of it or any of its subsidiaries.
     3.20 Investment Advisor. Neither it nor any of its subsidiaries conducts activities of or is required to be registered as an “investment advisor” as such term is defined in Section 2(a)(2) of the Investment Company Act of 1940. Neither it nor any of its subsidiaries is required to be registered as an “investment company” as defined under the Investment Company Act of 1940.
     3.21 Opinion of Financial Advisor.
     (a) In the case of IPC, the board of directors of IPC has received the opinion of its financial advisor, JP Morgan, dated the date of this Agreement, to the effect that, as of such date, the Consideration to be paid to the holders of IPC Common Shares pursuant to Section 2.1(a) is fair, from a financial point of view, to such holders (other than Validus and its affiliates).
     (b) In the case of Validus, the board of directors of Validus has received the opinion of its financial advisor, Greenhill, dated July 8, 2009, to the effect that, as of such date, the Consideration to be paid pursuant to the Amalgamation is fair, from a financial point of view, to Validus.
     3.22 Takeover Laws. To its knowledge as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would reasonably be expected to restrict or prohibit this Agreement, the Amalgamation or the other transactions contemplated hereby by reason of it being a party to this Agreement, performing its obligations hereunder and consummating the Amalgamation and the other transactions contemplated hereby.

     3.23 Termination of Max Agreement. In the case of IPC, the Max Agreement was validly terminated by Max on June 12, 2009 in accordance with the terms thereof and, to the knowledge of IPC, IPC has no liability thereunder, other than the payment of the Max Termination Fee to the extent such termination fee may become due and payable under the terms of the Max Agreement.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
     4.1 Covenants of Validus and IPC. During the period from the date of this Agreement and continuing until the Effective Time, Validus and IPC agree as to themselves and their respective subsidiaries that, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, as set forth in Section 4.1 of the Validus Disclosure Letter (in the case of Validus) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC) or to the extent that IPC (in the case of Validus) or Validus (in the case of IPC) shall otherwise consent in writing, that it and its subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice (including, for the avoidance of doubt, adhering to any operating guidelines and policies, whether or not written) and use commercially reasonable efforts to preserve intact their present business organizations, maintain their Permits and preserve their relationships with employees, investment advisers and managers, customers, policyholders, reinsureds, retrocedents, regulators, Agents, Administrators, lenders and financing providers and others having business dealings with them. Without limiting the generality of the foregoing, except as expressly required by applicable Law or as set forth in Section 4.1 of the Validus Disclosure Letter (in the case of Validus) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC), Validus and IPC shall not, and shall not permit any of their respective subsidiaries, except as expressly noted in a subsection or clause that it is solely applicable to IPC and its subsidiaries, to:
     (a) (i) declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital or warrants (whether in cash, shares or property or any combination thereof), except for (A) dividends paid by a direct or indirect wholly-owned subsidiary to it or its subsidiaries and (B) subject to Section 5.14, ordinary course quarterly dividends on its common shares or (in the case of Validus) warrants with record and payment dates consistent with past practice; provided that any such dividend shall be at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date of this Agreement; provided, further that IPC may, prior to the Closing, declare and pay a one-time dividend to the holders of IPC Common Shares in an aggregate amount not to exceed any actual reduction occurring prior to the Closing (with any such reduction having been paid over to and received by IPC prior to the Closing) in the $50,000,000 termination fee contemplated by the Max Agreement (the “Max Termination Fee”), (ii) split, combine or reclassify, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its share capital, or (iii) repurchase, redeem or otherwise acquire, propose to repurchase, redeem or otherwise acquire, any shares of its (or any of its subsidiaries’) share capital or any securities convertible into or exercisable for any shares of its (or any of its subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by a wholly-owned subsidiary of share capital or such other securities, as the case may be, of another of its wholly-owned subsidiaries;
     (b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its (or any of its subsidiaries’) share capital of any class, any Voting Debt, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of common shares required to be issued upon the exercise or settlement of share options or other equity related awards outstanding on the date hereof under the Validus Share Plans or the IPC Share Plans, as the case may be, or warrants (in the case of Validus), in each case, as in effect on the date hereof, (ii) issuances by a wholly-owned subsidiary of share capital or capital stock, as the case may be, to it or another of its wholly-owned subsidiary and (iii) the issuance of Validus Common Shares in connection with the consummation of this Agreement;
     (c) amend or propose to amend its memorandum of association or bye-laws or equivalent organizational documents of any of its subsidiaries (except in accordance with the IPC Bye-Law Amendment) and shall not waive any requirement thereof (except, in the case of Validus and its subsidiaries, any amendment or waiver in connection with a transaction of the type described in Section 4.1(d) that would not reasonably be expected to be adverse in any material respect to persons who are shareholders of IPC immediately prior to the Effective Time);
     (d) with respect to IPC and its subsidiaries only, (i) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or after obtaining the written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties or (ii) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or that results in the creation or incurrence of a Permitted Encumbrance, sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, or agree to sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, any of its assets, product lines, businesses, rights or properties (including capital stock of its subsidiaries and indebtedness of others held by it and its subsidiaries);
     (e) other than any Validus Benefit Plan, as applicable, other than any IPC Benefit Plan, as applicable (which is subject to paragraph (k) below) or as contemplated by Section 6.2(f) or Section 6.3(f), as the case may be: amend, modify or terminate any Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been a Material Contract had it been entered into prior to this Agreement;
     (f) do or permit any of its subsidiaries, investments managers or advisers, or Agents or Administrators to do any of the following: (i) fail to comply with the Investment Policy, or amend, modify or otherwise change the Investment Policy in any material respect, except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws, (ii) enter into, purchase, sell, amend or modify any derivative other than in the ordinary course of business consistent with past practice and its Investment Policy or (iii) voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any of its material Permits;
     (g) take any action with the actual knowledge and intent that it would result in any of the conditions to the Amalgamation set forth in ARTICLE VI not being satisfied or take any action that would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(c)) without imposition of a condition or restriction of the type referred to in Section 6.2(d) or Section 6.3(d), as the case may be);
     (h) (i) except as disclosed in any of its SEC Documents filed prior to the date of this Agreement, change its methods of accounting in effect at December 31, 2008, except as required by changes in applicable Laws, GAAP or Applicable SAP as concurred to by its independent auditors, (ii) make, change or revoke any material Tax election, file any amended Tax Return, settle any Tax claim, audit, action, suit, proceeding, examination or investigation or change its method of tax accounting (except, with respect to any amended Tax Return or any change in tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), in each case, if such action would have the effect of increasing any of its Tax liabilities by an amount that is material or (iii) alter or amend in any material respect its Investment Policy or any existing underwriting, claim handling, loss control, investment, actuarial or financial reporting practices, methods, guidelines or policies or any material assumption underlying an actuarial policy or practice (including compliance policies), except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws;
     (i) adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization;
     (j) settle or compromise any Legal Proceedings other than settlements or compromises of Legal Proceedings (i) where the amount paid (less the amount reserved for such matters by it in the latest audited balance sheet included in its SEC Documents and any insurance coverage applicable thereto) in settlement or compromise, in each case, does not exceed $1,000,000 and such settlement or compromise only involves monetary and/or disclosure-based relief or (ii) arising from ordinary course claims for insurance under contracts of insurance or reinsurance issued by one of its subsidiaries;
     (k) with respect to IPC and its subsidiaries only, (i) enter into, adopt, amend or terminate any IPC Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between it or one of its subsidiaries and one or more of its employees, directors or officers other than as required by this Agreement or in the ordinary course of business consistent with past practice, (ii) except as required by any IPC Benefit Plan, as the case may be, as in effect as of the date hereof, increase in any manner the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any IPC Benefit Plan, as the case may be, as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except for normal payments, awards and increases to employees who are not directors or officers in the ordinary course of business consistent with past practice, or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of a IPC Benefit Plan, as the case may be) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement;
     (l) incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), including by way of an intercompany loan to it, guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its subsidiaries or guarantee any debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) in connection with amending existing indebtedness agreements in connection with the Amalgamation and the other transactions contemplated hereby, (iii) in the ordinary course of the insurance or reinsurance business and (iv) draw-downs pursuant to existing credit facilities and letters of credit;
     (m) grant, extend, amend, waive or modify any material rights in or to, nor sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights (except, in the case of Validus and its subsidiaries, in connection with a transaction of the type described in Section 4.1(d));

     (n) with respect to Validus and its subsidiaries only, enter into, adopt, amend or terminate any Validus Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between it or one of its subsidiaries and one or more of its employees, directors or officers, except, in any case, as will not result in a payment to any employee, director or officer of compensation or benefits in a material amount contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; or
     (o) agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.
          4.2 Financing. In the event that Validus determines in its reasonable discretion that it is desirable to obtain new credit facilities and/or amend or obtain waivers under any of the parties’ existing credit facilities (any such new and/or amended or waived credit facilities, “Replacement Financing”) in connection with the Amalgamation and the other transactions contemplated hereby, then the parties shall, and shall cause each of their respective subsidiaries to, use commercially reasonable efforts to cooperate with each other and to cause their respective directors, officers, employees, agents and representatives to cooperate in connection with the arrangement and consummation of Replacement Financing, including with respect to the giving (effective as of the Effective Time) of any mutually acceptable guarantees required by the lenders in connection therewith and, in the case of IPC, taking such actions as are reasonably requested by Validus; provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of a party and its subsidiaries prior to the Effective Time, (ii) no party or any of its subsidiaries shall be required to incur any liability under Replacement Financing prior to the Effective Time unless contingent upon the occurrence of the Closing and not material to Validus and its subsidiaries (after giving effect to the Amalgamation), and (iii) IPC and Validus shall be responsible for their respective costs and expenses incurred in connection with such cooperation. For the avoidance of doubt, no failure of Validus to obtain Replacement Financing shall be deemed in and of itself to be a failure of the conditions set forth in Article VI of this Agreement, including Section 6.2(f) or Section 6.3(f) of this Agreement.
          4.3 Bermuda Required Actions. Prior to the Closing, (a) IPC shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; (ii) prepare a duly certified copy of the IPC shareholder resolutions evidencing the Required IPC Vote and deliver such documents to Validus; and (b) Amalgamation Sub shall (and Validus, as the sole shareholder of Amalgamation Sub shall cause Amalgamation Sub to) (i) procure that the statutory declarations required by Section 108(3) of the Companies Act is duly sworn by one of Amalgamation Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of Validus, as the sole shareholder of the Amalgamation Sub, of the Amalgamation; and (iii) prepare a notice advising the Registrar of the registered office of the Amalgamated Company.
ARTICLE V
ADDITIONAL AGREEMENTS
          5.1 Preparation of Joint Proxy/Prospectus; Shareholders Meetings.
          (a) As promptly as reasonably practicable following the date hereof, IPC and Validus shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable joint proxy statement/prospectus relating to the matters to be submitted to the shareholders of Validus at the Validus Shareholders Meeting and to the shareholders of IPC at the IPC Shareholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Validus shall prepare, together with IPC, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall form a part) with respect to the issuance of Validus Common Shares in the Amalgamation (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of IPC and Validus shall take all actions reasonably necessary to prepare and file the Joint Proxy Statement/Prospectus and the Form S-4 no later than 30 days following the date of this Agreement. In addition, each of IPC and Validus shall:
     (i) use commercially reasonable efforts to respond to comments received from the SEC on the Joint Proxy Statement/Prospectus and to have the Form S-4 declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Amalgamation and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form S-4 is declared effective. IPC and Validus shall, on the same day of receipt thereof (and if not possible, as promptly as practicable after receipt thereof), provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC on or after the date of this Agreement;
     (ii) cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC with respect to the filings made on or after the date of this Agreement, and each party will provide the other party with a copy of all such filings made with the SEC. None of the information supplied or to be supplied by Validus or IPC for inclusion or incorporation by reference in the (A) Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) the Joint Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Amalgamation, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, in each case of (A) and (B), neither party shall be responsible or liable for any statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference therein;
     (iii) cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Form S-4. IPC and Validus shall make any necessary filings with respect to the Amalgamation under the Securities Act and the Exchange Act and the rules and regulations thereunder;
     (iv) use commercially reasonable efforts to take any action required to be taken under any applicable securities Laws in connection with the Amalgamation and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action;
     (v) advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Validus Common Shares issuable in connection with the Amalgamation for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4; and

     (vi) promptly notify the other party if at any time prior to the Effective Time it discovers any information relating to either of the parties, or their respective affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Joint Proxy Statement/Prospectus or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of Validus and IPC, to the extent required by Law.
          (b) Validus shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Required Validus Vote (the “Validus Shareholders Meeting”), and in any event within 45 days, following the date upon which the Form S-4 becomes effective. Subject to Section 5.4, (i) Validus shall use commercially reasonable efforts to solicit and secure the Required Validus Vote in accordance with applicable legal requirements and (ii) the board of directors of Validus shall include the Validus Recommendation in the Joint Proxy Statement/Prospectus.
          (c) IPC shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Required IPC Vote (the “IPC Shareholders Meeting”), and in any event within 45 days, following the date upon which the Form S-4 becomes effective. Subject to Section 5.4, (i) IPC shall use commercially reasonable efforts to solicit and secure the Required IPC Vote in accordance with applicable legal requirements and (ii) the board of directors of IPC shall include the IPC Recommendation in the Joint Proxy Statement/Prospectus.
          (d) Validus and IPC shall coordinate and each shall use its commercially reasonable efforts to cause the Validus Shareholders Meeting and the IPC Shareholders Meeting to be held on the same date.
          (e) Validus and IPC may determine, after consultation with each other, that Validus shall file a proxy statement for the Validus Shareholders Meeting and Validus and IPC shall file a combined proxy statement/prospectus for the IPC Shareholders Meeting rather than the Joint Proxy Statement/Prospectus, in which case each of the references in this Agreement to the Joint Proxy Statement/Prospectus shall refer to the proxy statement for the Validus Shareholders Meeting and the combined proxy/statement prospectus for the IPC Shareholders Meeting which all necessary changes being made.
          5.2 Access to Information; Confidentiality.
          (a) Upon reasonable notice, each of Validus and IPC shall (and shall cause each of its subsidiaries to) (i) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel, in each case, as such other party may reasonably request. Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, neither party nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any legally recognized privilege applicable to such information or violate or contravene any applicable Laws or binding agreement entered into prior to the date of this Agreement (including any Laws relating to privacy). The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with applicable Law, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by any party hereunder.
          (b) The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated June 14, 2009, between Validus and IPC (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect as provided under Section 8.5 up to and until the Closing. The parties also agree that the Confidentiality Agreement shall terminate immediately upon the Closing.
          5.3 Commercially Reasonable Efforts.
          (a) Subject to the terms and conditions of this Agreement, each party will cooperate and consult with the other party with respect to, and will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Amalgamation and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals and all other consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its commercially reasonable efforts to obtain all amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter, in each case to the extent necessary to permit the Amalgamation and the other transactions contemplated hereby and as promptly as practicable following the execution of this Agreement; provided that notwithstanding anything to the contrary in this Section 5.3(a) and subject to Section 4.2, Validus may cause the parties to seek and obtain Replacement Financing for one or more of IPC’s or Validus’ credit facilities (the “Existing Facilities”).
          (b) In furtherance and not in limitation of Section 5.3(a), to the extent permissible under applicable Laws, each party shall, in connection with the above referenced efforts to obtain all Requisite Regulatory Approvals and any other requisite approvals, clearances and authorizations for the transactions contemplated hereby under applicable Laws or any approval of a Governmental Entity, use its commercially reasonable efforts to (i) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable Laws or by any Governmental Entity and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods and the receipt of all such consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances under applicable Laws or from such Governmental Entities as soon as practicable, (ii) cooperate in all respects with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party, (iii) keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other party of (and upon reasonable request provide copies of) any communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any other transactions contemplated hereby, (iv) permit the other parties, or the other parties’ legal counsel, to review prior to its submission any communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other person, (v) consult with the other party in advance of any meeting, conference, conference call, discussion or communication with, any such Governmental Entity or, in connection with any proceeding by any private party, with any other person and (vi) to the extent permitted by such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications.

          (c) Notwithstanding the foregoing or anything in this Agreement to the contrary, none of IPC (and its subsidiaries) or Validus (and its subsidiaries) may, without the prior written consent of the other party, (i) consent to, take or agree or commit to take, any action for the purpose of obtaining the Requisite Regulatory Approvals or (ii) consent to or agree to any restriction or limitation for the purpose of obtaining the Requisite Regulatory Approvals (including with respect to divesting, selling, licensing, transferring, holding separate or otherwise disposing of any business or assets or conducting its (or its subsidiaries’) business in any specified manner), in each case, which would be effective prior to the Effective Time or which would, after the Effective Time, not be immaterial to Validus and its subsidiaries taken together (after giving effect to the Amalgamation).
          (d) In connection with and without limiting the foregoing, Validus and IPC shall (i) take all reasonable actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to the Amalgamation, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to the Amalgamation, this Agreement, or any other transaction contemplated by this Agreement, use their respective commercially reasonable efforts to ensure that the Amalgamation and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Amalgamation and the other transactions contemplated by this Agreement.
          (e) Subject to receipt of the Required IPC Vote, IPC shall take such actions as are necessary to amend its bye-laws to reflect the IPC Bye-Law Amendment.
          5.4 No Change in Recommendation.
          (a) The board of directors of Validus shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to IPC, the Validus Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the Validus Recommendation, a “Change in Validus Recommendation”). The board of directors of IPC shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to Validus, the IPC Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the IPC Recommendation, a “Change in IPC Recommendation”).
          (b) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Required Validus Vote, in the case of Validus, or the Required IPC Vote, in the case of IPC, the board of directors of Validus or IPC, as the case may be, may withhold, withdraw, qualify or modify (or publicly announce that its board of directors has resolved to take any such action) the Validus Recommendation, in the case of Validus, or the IPC Recommendation, in the case of IPC, other than, with respect to IPC only, in connection with an Acquisition Proposal (as defined in Section 5.5(a)) (for the avoidance of doubt, the conditions under which IPC may make a Change of IPC Recommendation as a result of an Acquisition Proposal are as set forth in Section 5.5 (it being acknowledged that Validus is not required to comply with any provision of Section 5.5 in order to make a Change of Validus Recommendation that is related, directly or indirectly, to an Acquisition Proposal in respect of Validus or any of its subsidiaries)), if the board of directors of Validus or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors, concludes in good faith that such action is reasonably likely to be required in order for the relevant directors to comply with such directors’ fiduciary duties under applicable Law; provided that no Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, may be made unless the party seeking to make such Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, (i) has not breached in any material respect its obligations under this Section 5.4, and (ii) has provided a written notice to the other party advising it of its intention to make a Change in Validus Recommendation or a Change in IPC

Recommendation, as the case may be, and such other party does not, within five business days following its receipt of such notice, agree to make adjustments in the terms and conditions of this Agreement which obviate the need for the Change in Validus Recommendation or the Change in IPC Recommendation, as the case may be, as determined in good faith by the board of directors of Validus or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors (provided that, during such five business day period, the party seeking to make such Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with the other party (to the extent the other party desires to negotiate) with respect to any proposed adjustments to the terms and conditions of this Agreement). Notwithstanding the foregoing or the proviso to Section 5.5(a), nothing contained herein or in Section 5.5 shall be deemed to relieve either of Validus or IPC of its obligation(s) under Section 5.1 to submit matters to obtain the Required Validus Vote at the Validus Shareholders Meeting or the Required IPC Vote at the IPC Shareholders Meeting, as the case may be; provided, however, that if the board of directors of Validus (in the case of a Change in Validus Recommendation) or IPC (in the case of a Change in IPC Recommendation) shall have effected a Change in Validus Recommendation or a Change in IPC Recommendation, as the case may be, then in submitting such matters to the applicable shareholders meeting, the applicable board of directors may submit such matters without recommendation, in which event the applicable board of directors shall communicate the basis for its lack of a recommendation to the applicable shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent it determines after consultation with its outside legal counsel, that such action is compelled by applicable Law.
          5.5 Acquisition Proposals.
          (a) IPC agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall cause (and use commercially reasonable efforts to instruct) its and its subsidiaries’ employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly:
     (i) initiate, solicit, encourage or facilitate (including by providing information) any effort or attempt to make or implement any proposal or offer with respect to, or a transaction to effect, an amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 10% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving entity in such transaction) or the voting power of any of its subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by Validus) being hereinafter referred to as an “Acquisition Proposal”);
     (ii) have, participate or otherwise engage in any discussions or negotiations with or provide any confidential information or data to any person relating to an Acquisition Proposal;
     (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or submit to the vote of its shareholders any Acquisition Proposal prior to the termination of this Agreement; or
     (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, amalgamation agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal;

provided that IPC, its officers and directors, any of its subsidiaries and any of the officers and directors of its subsidiaries may, and IPC and its subsidiaries may cause their respective employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries), to, directly or indirectly, if the board of directors of IPC, after consultation with its outside legal counsel and financial advisors, concludes in good faith that such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable Law and so long as IPC, its officers and directors, its subsidiaries and its officers and directors and their respective employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) shall have complied with Section 5.5(c), participate or otherwise engage in discussions or negotiations with or furnish confidential information or data to persons relating to an Acquisition Proposal; provided, further that (A) prior to participating or otherwise engaging in any such discussions or negotiations or furnishing such confidential information or data IPC has entered into a confidentiality agreement with such person on terms not less restrictive in the aggregate to such person than the provisions of the Confidentiality Agreement are to Validus and its subsidiaries and their respective personnel and representatives and (B) all such information or data has previously been provided or made available to Validus or its representatives or is provided or made available to Validus or its representatives prior to or substantially concurrent with the time it is provided to such person.
          (b) IPC agrees that, subject to Section 5.5(d), it shall, and shall cause its subsidiaries and its and their respective officers, directors, employees, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it shall not, and shall not permit any of its subsidiaries to, release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal. IPC agrees that it shall use its commercially reasonable efforts to promptly inform its and its subsidiaries’ respective directors, officers, employees, agents, representatives and advisors of the obligations undertaken in this Section 5.5. IPC also agrees that it will promptly request each third party that has executed a confidentiality agreement prior to the date of this Agreement (other than any third party listed in Section 5.5(b) of the IPC Disclosure Letter) in connection with such third party’s consideration of a transaction involving IPC or any of its subsidiaries (or any portion thereof) to return or destroy all confidential information heretofore furnished to such third party or its representatives by or on behalf of IPC or any of its subsidiaries.
          (c) IPC shall promptly notify Validus of any (i) Acquisition Proposal, (ii) request for information that could reasonably be expected to be related to an Acquisition Proposal received by it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), and (iii) request that could reasonably be expected to be related to an Acquisition Proposal for discussions with or negotiations by, it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or request and the material terms and conditions thereof (including a copy thereof and any related available documentation and correspondence), and in any event IPC shall provide written notice to Validus of any Acquisition Proposal, request for information or request for such discussions or negotiations within 24 hours of such event. IPC will (A) inform the person making such Acquisition Proposal, request for information or request for discussions or negotiations of its obligations under this Agreement and (B) keep Validus reasonably informed on a reasonably current basis of the terms of any such Acquisition Proposal or request for information or request for discussions or negotiations (including whether such Acquisition Proposal or request for information or request for discussions or negotiations is withdrawn and any material change to the terms thereof).

          (d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required IPC Vote, the board of directors of IPC concludes that a bona fide written Acquisition Proposal that did not result from a breach of this Section 5.5 could be reasonably likely to constitute a Superior Proposal (after giving effect to all the adjustments to this Agreement which may be offered by Validus prior to or during the Notice Period), the board of directors of IPC may make a Change in IPC Recommendation; provided that the board of directors of IPC may not make a Change in IPC Recommendation unless (i) IPC has provided a written notice to Validus (a “Notice of Superior Proposal”) advising Validus that it has received an Acquisition Proposal that could be reasonably likely to constitute a Superior Proposal and specifying the identity of the person making such Acquisition Proposal and the material terms thereof (including a copy thereof and any related available documentation and correspondence) and (ii) Validus does not, within five business days following its receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer that, as determined in good faith by the board of directors of IPC after consultation with its outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during the Notice Period, IPC shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with Validus (to the extent Validus desires to negotiate) with respect to such proposal). The parties understand and agree that to comply with this Section 5.5(d) any revisions to the terms of such Superior Proposal which, individually or in the aggregate, would be material when considering such Superior Proposal in its totality, shall require IPC to deliver to Validus a new Notice of Superior Proposal and the commencement of a new Notice Period.
          (e) Nothing contained in this Section 5.5 shall prohibit IPC from (i) complying with Rule 14d-9 or 14e-2 promulgated under the Exchange Act to the extent applicable with regard to an Acquisition Proposal (provided that, in the case of an Acquisition Proposal made by way of a tender offer or exchange offer, any failure by IPC or its board of directors to recommend that the shareholders of IPC reject such offer within the time period specified in Rule 14e-2(a) shall be deemed to be a Change in IPC Recommendation), or making any legally required disclosure to its shareholders with regard to an Acquisition Proposal (provided that any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Rule 14d-9 or 14e-2(a) shall be deemed to be a Change in IPC Recommendation unless the board of directors of IPC expressly reaffirms its recommendation to its shareholders in favor of approval of this Agreement and the transactions contemplated hereby) or (ii) informing any person of the existence of the provisions contained in this Section 5.5.
          (f) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal from any person (other than Validus or its subsidiaries) that did not result from a breach by IPC of this Section 5.5, which the board of directors of IPC concludes in good faith, after consultation with its outside legal counsel and its financial advisors (taking into account the legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation)), is in the long-term best interests of IPC including its shareholders, employees, communities and other stakeholders, taking into account the long-term strategic prospects and other benefits of the transactions contemplated by this Agreement, and (i) is more favorable to IPC, its shareholders and other constituencies than the transactions contemplated by this Agreement (after giving effect to all adjustments to this Agreement which may be offered by Validus under Section 5.5(d) in response to such Acquisition Proposal), (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals and otherwise reasonably capable of being completed on the terms proposed and (iii) that could be reasonably likely to require the board of directors of IPC to make a Change in IPC Recommendation in order to comply with its directors’ fiduciary duties under applicable Law; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(a)(i), except that the reference to “10% or more of its voting power or the voting power of any of its subsidiaries” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more of its total voting power or the voting power of any of its subsidiaries” and the reference to “10% or more of the consolidated assets” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “all or substantially all of the consolidated assets.”
          (g) The parties acknowledge and agree that Validus shall not be subject to the terms of this Section 5.5.
          5.6 Section 16 Matters. Prior to the Effective Time, each of Validus and IPC shall use its commercially reasonable efforts to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of IPC Common Shares or acquisitions of Validus Common Shares (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each director or officer of IPC who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IPC.
          5.7 Fees and Expenses. Whether or not the Amalgamation is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise expressly provided herein, and except that expenses incurred in connection with filing, printing and mailing the IPC Proxy, the Prospectus and the Form S-4 shall be shared equally by IPC and Validus.
          5.8 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, Validus shall cause the Amalgamated Company to, to the fullest extent permitted by applicable Law (and, in the case of former officers and directors, to the extent permitted by the bye-laws of IPC and the Amalgamated Company prior to the Closing), indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of IPC (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of IPC or any of its respective subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by IPC or any of its respective subsidiaries pursuant to the relevant entity’s memorandum of association, bye-laws and indemnification agreements and resolutions, if any, in existence on the date hereof. Except as required by applicable Law, and until such time as the period under which a claim against any Indemnified Party with respect to any acts or omissions by any such Indemnified Party occurring at or prior to the Effective Time shall have expired, Validus shall not, and shall not permit any of its subsidiaries to, amend or eliminate the indemnification or advancement provisions of the bye-laws of the Amalgamated Company in any manner adverse to the Indemnified Parties.
          (b) For a period of six years after the Effective Time, Validus shall purchase as of the Effective Time, a tail policy to the existing directors’ and officers’ liability insurance maintained by IPC with respect to claims arising from facts or events which occurred at or prior to the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than the coverage provided by the existing policy of IPC as of the date of this Agreement; provided, however, that in no event shall Validus be required to expend for the entire tail policy, in excess of 350% of the annual premium currently provided by IPC for its existing policy of directors’ and officers’ liability insurance; and provided further that, if the premium of such insurance coverage exceeds such amount, Validus shall be obliged to obtain a policy with the greatest coverage available for a cost not to exceed such amount. At the request of Validus, IPC shall cooperate with Validus to obtain such a tail policy effective as of the Effective Time.
          (c) In the event that Validus or the Amalgamated Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or amalgamation or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Validus shall cause proper provision to be made so that the successors and assigns of Validus or the Amalgamated Company assume and honor the obligations set forth in this Section 5.8.
          (d) The provisions of Sections 5.8(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each director of IPC as of the date of this Agreement and each other Indemnified Party, his or her heirs and legal representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Each of the directors of IPC as of the date of this Agreement shall, at any time prior to 10 business days prior to the Closing Date, have the right to be bound as a counterparty solely in regard to this Section 5.8 by executing and delivering to each of Validus, Amalgamation Sub and IPC a counterpart signature page hereto.
          (e) IPC shall use commercially reasonable efforts to obtain a pro rata refund (on an annualized basis taking into account the remaining period of the policy term) of the $1,156,000 premium paid by IPC on June 30, 2009, in connection with the renewal of its annual directors’ and officers’ liability insurance coverage for the period July 2009 through July 2010.
          5.9 Public Announcements. The parties may issue separate press releases regarding the Amalgamation following the execution of this Agreement; provided that each party shall provide the other party with an opportunity to review such press release in advance of its dissemination. Thereafter, each of Validus and IPC shall, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of NASDAQ or the NYSE, as applicable, or by request of any Governmental Entity, consult with the other party before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided, however, that this consultation obligation shall not apply to any press release or other public statement relating to any actual or contemplated litigation between the parties to this Agreement.
          5.10 Additional Agreements. In case any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Amalgamated Company with full title to all properties, assets, rights, approvals, permits, authorizations, immunities and franchises of IPC and its subsidiaries, the parties shall use commercially reasonable efforts to cause their respective officers and directors to take all such necessary action.
          5.11 Shareholder Litigation. IPC shall give Validus the reasonable opportunity to participate in the defense of any shareholder litigation against IPC or its directors or officers relating to this Agreement and the transactions contemplated hereby.
          5.12 Employee Benefits.
          (a) [Reserved].
          (b) As of the Closing Date, Validus shall, or shall cause one of its subsidiaries to, continue to employ each person employed by Validus or IPC or any of their respective subsidiaries as of the Closing Date (such employees, collectively, the “Employees”). Except as expressly provided below, nothing contained herein shall restrict Validus in the future in the exercise of its independent, good-faith business judgment as to the terms and conditions under which such employment shall continue, the duration of such employment, the basis on which such employment is terminated or the benefits provided to any Employee.
          (c) For a period of not less than one year following the Closing Date, Validus shall (or shall cause its subsidiaries to) make available to the Employees that immediately prior to the Closing were employed by IPC, employee benefits and compensation opportunities (including salary, wages and bonus opportunity) substantially comparable in the aggregate to the employee benefits and compensation opportunities in effect for IPC employees immediately prior to the Closing.
          (d) Validus and its subsidiaries shall ensure that any Compensation and Benefit Plan in which the Employees are eligible to participate after the Closing Date shall take into account for purposes of eligibility and vesting thereunder, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by the Employees with IPC and any of its subsidiaries prior to the Closing Date, to the same extent such service was credited prior to the Closing Date under a comparable Compensation and Benefit Plan of IPC.
          (e) From and after the Closing Date, Validus shall honor all IPC Benefit Plans, in accordance with their terms as in effect immediately prior to the Closing Date; provided that nothing herein shall limit the right of Validus to amend or terminate any such plan in accordance with its terms.
          (f) Prior to the Closing Date, IPC may adopt a severance benefit plan in accordance with the terms set forth in Section 5.12(f) of the IPC Disclosure Letter.
          (g) Each of Validus and IPC acknowledges and agrees that each Employee who holds currently outstanding Performance Share Units shall (i) fully vest in such units on the date of their termination of employment for any reason, except a termination for “cause” (as defined in the IPC Holdings, Ltd. 2007 Incentive Plan), provided that such termination occurs within 12 months of the Closing Date, and (ii) be paid out within three (3) business days after any such termination (or, if payment at such time would result in the Employee being subject to additional tax under Section 409A of the Code, the payment will be delayed until six (6) months after such termination (or earlier death or disability within the meaning of Section 409A of the Code)).
          (h) Each of Validus and IPC acknowledges and agrees that on the Closing Date a “change in control” will occur under the IPC Benefit Plans and IPC Share Plans listed on Section 5.12(h) of the IPC Disclosure Letter.
          (i) Notwithstanding the foregoing, nothing herein shall (i) be treated as an amendment of any Compensation and Benefit Plan or (ii) give any third party any right to enforce the provisions of this Section 5.12.
          5.13 Listing and Delisting; Reservation for Issuance. Validus shall use its commercially reasonable efforts to cause all the following shares to be approved for listing and quotation on the NYSE, subject to official notice of issuance, no later than the Closing Date: (i) all Validus Common Shares to be issued in the Amalgamation to IPC shareholders and (ii) all Validus Common Shares to be reserved for issuance upon exercise or vesting of the IPC Share Options or IPC Other Awards (collectively, the “Listed Validus Common Shares”). Validus shall take all action necessary to reserve for issuance, prior to the Closing Date, any Listed Validus Common Shares that, by their terms and in accordance with this Agreement, will not be issued until after the Effective Time. Validus shall use its commercially reasonable efforts to cause the IPC Common Shares to no longer be listed or quoted on NASDAQ and to be deregistered under the Exchange Act as soon as practicable following the Effective Time.
          5.14 Dividends. IPC and Validus shall coordinate the declaration, setting of record dates and payment dates of dividends of IPC Common Shares and Validus Common Shares so that holders of IPC Common Shares do not receive dividends on both IPC Common Shares and the Validus Common Shares received in the Amalgamation in respect of any calendar quarter or fail to receive a dividend on either the IPC Common Shares or the Validus Common Shares received in the Amalgamation in respect of any calendar quarter. For the avoidance of doubt, the purpose of this Section 5.14 is to ensure that the holders of the Validus Common Shares and IPC Common Shares each receive the same number of quarterly dividends after execution of this Agreement and prior to the Effective Time with respect to such shares, subject to the proviso in Section 4.1(a)(i) relating to the Max Termination Fee.
          5.15 Tax Treatment.
          (a) The parties intend the Amalgamation to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinions described in Sections 6.2(e) and 6.3(e) of this Agreement. Each of IPC, Amalgamation Sub and Validus and each of their respective affiliates shall use commercially reasonable efforts to cause the Amalgamation to so qualify and to obtain such opinions, and unless otherwise required by applicable Law or by any other provision of this Agreement, shall not take any actions, or cause any actions to be taken, which would reasonably be expected to cause the Amalgamation to fail so to qualify or the opinions to fail to be delivered.
          (b) Validus shall cause (i) Amalgamation Sub to file with the United States Internal Revenue Service a properly completed Form 8832, so as to elect to be treated as a disregarded entity for U.S. federal tax purposes effective at least one day prior to the Closing Date, and (ii) the Amalgamated Company to file, after the Closing Date, with the United States Internal Revenue Service a properly completed Form 8832, so as to cause it to be treated for U.S. federal tax purposes as a disregarded entity effective as of the Closing Date.
          5.16 Max Termination Fee. Following the execution and delivery of this Agreement, IPC shall pay to Max $50,000,000 in respect of the Max Termination Fee and Validus shall pay to IPC $50,000,000 (the “Reimbursement Amount”) in respect of, and in reliance upon, such payment.
          5.17 Validus Proposals. Without the consent of the board of directors of IPC, which consent shall not be unreasonably withheld, conditioned or delayed, Validus shall not make or announce any proposal during the term of this Agreement to acquire IPC and shall (a) as soon as reasonably practicable, withdraw or terminate its Tender Offer Statement on Schedule TO and the related registration statement on Form S-4 and all other documents related thereto filed with the SEC by Validus prior to the date hereof and (b) shall terminate all solicitation efforts with respect to its proxy statements on Schedule 14A relating to the requisition of a special general meeting of IPC and the scheme of arrangement proposed by Validus and all other documents related thereto filed with the SEC by Validus prior to the date hereof; provided that notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.17 shall prevent, impede or delay Validus, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants) from (i) continuing, amending or consummating the transactions contemplated by this Agreement (including pursuant to Section 5.5(d)) or (ii) responding to, or commenting on, any Acquisition Proposal, including through an exchange offer or scheme of arrangement.
          5.18 Certain Max Litigation.
          (a) Neither IPC nor any of its subsidiaries shall, without Validus’ prior written consent (which shall not be unreasonably withheld or delayed), commence any proceedings against Max in relation to such rights (if any) as IPC may have to pursue a claim for recovery of the Max Termination Fee from Max (the “IPC Claims”).

          (b) In the event that IPC or any of its subsidiaries or any of their respective officers, directors, employees, agents, representatives or advisors (including any investment banker, attorney or accountant retained by IPC or any of IPC’s subsidiaries) proposes to, or is requested or required to, engage or participate in settlement discussions (or similar discussions or exchanges of information) with Max or Max’s representatives in connection with the IPC Claims, IPC shall promptly inform Validus in writing as soon as reasonably practicable and in any event at least three business days prior to the commencement of any such discussions. Subject to applicable Law, neither IPC nor any of its subsidiaries shall, without Validus’ prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise the IPC Claims.
          5.19 Requisitioned Meeting. The parties agree that on or before July 20, 2009, the IPC board of directors will call the special general meeting of IPC previously requisitioned by Validus, to occur on December 31, 2009, with a record date of July 20, 2009, and IPC will cause notice of such meeting to be mailed to shareholders of IPC on or before July 20, 2009, and IPC will reasonably consult with Validus on the form and content of such notice. The parties further agree that neither party shall directly, or indirectly through others, engage in any solicitation (as such term is defined in Rule 14a-1 under the Exchange Act), or otherwise solicit shareholders of IPC to vote, with respect to such special general meeting.
ARTICLE VI
CONDITIONS PRECEDENT
          6.1 Conditions to Each Party’s Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation shall be subject to the satisfaction prior to the Closing of the following conditions, unless waived by both IPC and Validus:
     (a) Shareholder Approval. Validus shall have obtained the Required Validus Vote and IPC shall have obtained the Required IPC Vote.
     (b) NYSE Listing. The Listed Validus Common Shares shall have been authorized for listing on NYSE, subject to official notice of issuance.
     (c) Requisite Regulatory Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity set forth in Section 6.1(c) of the Validus Disclosure Letter and Section 6.1(c) of the IPC Disclosure Letter, to the extent required, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).
     (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
     (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Amalgamation shall be in effect. There shall not be any action taken, or any Law enacted, entered, enforced or made applicable to the Amalgamation, by any Governmental Entity of competent jurisdiction that makes the consummation of the Amalgamation illegal or otherwise restrains, enjoins or prohibits the Amalgamation.
          6.2 Conditions to Obligation of IPC. The obligation of IPC to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by IPC:

     (a) Representations and Warranties. (i) The representations and warranties of Validus set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Validus (and Amalgamation Sub, as applicable) set forth in Sections 3.2, 3.3(a), 3.9(b) (other than in the case of a Change in Validus Recommendation pursuant to Section 5.4(b)), 3.10(a) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Validus set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Validus.
     (b) Performance of Obligations of Validus. Validus shall have performed or complied in all respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.
     (c) Certification. IPC shall have received a certificate signed on behalf of Validus by the Chief Executive Officer or the Chief Financial Officer of Validus, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.
     (d) Burdensome Regulatory Condition. There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approvals), which imposes any term, condition, obligation or restriction upon Validus, the Amalgamated Company or their respective subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Validus and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.
     (e) Opinion of Tax Counsel. IPC shall have received an opinion from Sullivan & Cromwell LLP, special counsel to IPC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Validus will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) Validus will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued Validus Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of IPC and Validus.
     (f) Credit Facility Waivers. All amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter as reasonably determined by IPC to be necessary to consummate the Amalgamation and the other transactions contemplated hereby, shall be in full force and effect, or Replacement Financing shall be in full force and effect.

          6.3 Conditions to Obligation of Validus. The obligation of Validus to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by Validus:
     (a) Representations and Warranties. (i) The representations and warranties of IPC set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of IPC set forth in Sections 3.2, 3.3(a), 3.9(a) (other than in the case of a Change in IPC Recommendation pursuant to Section 5.4(b) or Section 5.5(d)), 3.10(b) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of IPC set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on IPC.
     (b) Performance of Obligations of IPC. IPC shall have performed or complied in all respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.
     (c) Certification. Validus shall have received a certificate signed on behalf of IPC by the Chief Executive Officer or the Chief Financial Officer of IPC, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.
     (d) Burdensome Regulatory Condition. There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approvals), which imposes any term, condition, obligation or restriction upon Validus, the Amalgamated Company or their respective subsidiaries that would, individually or the aggregate, reasonably be expected to have a Material Adverse Effect on Validus and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.
     (e) Opinion of Tax Counsel. Validus shall have received an opinion from Cahill Gordon & Reindel LLP, special counsel to Validus, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Validus will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) Validus will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued Validus Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Cahill Gordon & Reindel LLP may require and rely upon representations contained in letters from each of IPC and Validus.

     (f) Credit Facility Waivers. All amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter as reasonably determined by Validus to be necessary to consummate the Amalgamation and the other transactions contemplated hereby, shall be in full force and effect, or Replacement Financing shall be in full force and effect.
ARTICLE VII
TERMINATION AND AMENDMENT
          7.1 Termination. This Agreement may be terminated, at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after any Required Shareholder Vote has been obtained only:
     (a) by mutual consent of IPC, Amalgamation Sub and Validus in a written instrument;
     (b) by either IPC or Validus, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied such Requisite Regulatory Approval and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, judgment, decision, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Amalgamation, and such order, decree, ruling or other action has become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply in any material respect with Section 5.3 or any other provision of this Agreement has been the direct cause of, or resulted directly in, such action;
     (c) by either IPC or Validus, upon written notice to the other party, if the Amalgamation shall not have been consummated on or prior to January 31, 2010; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply in any material respect with any provision of this Agreement has been the direct cause of, or resulted directly in, the failure of the Effective Time to occur on or prior to such date;
     (d) by IPC or Validus, upon written notice to the other party, if the board of directors of the non-terminating party shall have (i) effected a Change in Validus Recommendation or Change in IPC Recommendation, as the case may be (including by amending or supplementing the Joint Proxy Statement/Prospectus to effect a Change in Validus Recommendation or Change in IPC Recommendation, as the case may be), (ii) failed to include the Validus Recommendation or the IPC Recommendation in the Joint Proxy Statement/Prospectus in accordance with Section 5.1(b) or Section 5.1(c), as the case may be, or (iii) materially breached its obligations under Section 5.5(a)(iii) or 5.5(d);
     (e) by either IPC or Validus if the terminating party is not in material breach of its obligations under this Agreement, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach would, individually or in the aggregate, result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a), 6.2(b) or 6.2(f) or Section 6.3(a), 6.3(b) or 6.3(f), as the case may be, and which breach has not been cured within 45 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period; or

     (f) by either IPC or Validus, if the Required Validus Vote or Required IPC Vote shall not have been obtained upon a vote taken thereon at the duly convened Validus Shareholders Meeting or IPC Shareholders Meeting, as the case may be, or any adjournment or postponement thereof at which the applicable vote was taken.
          7.2 Effect of Termination.
          (a) In the event of termination of this Agreement by either Validus or IPC as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of IPC, Amalgamation Sub or Validus or their respective officers or directors under or arising from this Agreement, except with respect to Section 5.2(b) (Confidentiality), Section 5.7 (Fees and Expenses), Section 5.19 (Requisitioned Meeting); this Section 7.2 (Effect of Termination), Section 7.3 (Repayment of the Reimbursement Amount), and ARTICLE VIII (General Provisions), which shall survive such termination, except that no party shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement (including in the event that this Agreement is terminated by either party pursuant to Section 7.2(e)). For the avoidance of doubt, Section 5.17 shall not survive termination of this Agreement.
          (b) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(d), then the non-terminating party shall, as promptly as reasonably practicable (and in any event within three business days following such termination), pay to the terminating party, by wire transfer of immediately available funds, an amount equal to $16,000,000 (the “Termination Fee”).
          (c) If either party terminates this Agreement pursuant to Section 7.1(c), and (i) at any time on or after June 12, 2009 and on or prior to January 31, 2010, an Acquisition Proposal (which for the purposes of this Section 7.2(c) shall apply to an Acquisition Proposal for either IPC or Validus) shall have been publicly announced or otherwise communicated to the officers of a party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, such party or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then such party shall pay to the other party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.
          (d) If either party terminates this Agreement pursuant to Section 7.1(e) and (i) at any time on or after June 12, 2009 and on or prior to the date of such termination an Acquisition Proposal (which for the purposes of this Section 7.2(d) shall apply to an Acquisition Proposal for either IPC or Validus) shall have been publicly announced or otherwise communicated to the officers of the non-terminating party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, the non-terminating party or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then the non-terminating party shall pay to the terminating party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.
          (e) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required Validus Vote has not been obtained and (i) at any time on or after the date of this Agreement and on or prior to the date of the Validus Shareholders Meeting, an Acquisition Proposal is publicly announced or otherwise communicated to the officers of Validus or Validus’ board of directors, and (ii) within 12 months of the date of such termination of this Agreement, Validus or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then Validus shall pay to IPC upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

          (f) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required IPC Vote has not been obtained and (i) at any time on or after June 12, 2009 and on or prior to the date of the IPC Shareholders Meeting, an Acquisition Proposal is publicly announced or otherwise communicated to the officers of IPC or IPC’s board of directors, and (ii) within 12 months of the date of such termination of this Agreement, IPC or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then IPC shall pay to Validus upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.
          7.3 Repayment of the Reimbursement Amount.
          (a) IPC shall be entitled to retain the Reimbursement Amount, less any reduction to the Max Termination Fee (the “Max Fee Reduction”) determined prior to the termination of this Agreement pursuant to any final and nonappealable order, decree, ruling or other action of a Governmental Entity (a “Reduction Determination”) (the amount of any Max Fee Reduction shall be paid by IPC to Validus as promptly as reasonably practicable (and in any event within three business days following any such termination), by wire transfer of immediately available funds), if this Agreement is terminated:
     (i) by IPC or Validus pursuant to Section 7.1(b);
     (ii) by IPC pursuant to Section 7.1(d) following a Change in Validus Recommendation;
     (iii) by IPC pursuant to Section 7.1(e); or
     (iv) by IPC or Validus pursuant to Section 7.1(f) because the Required Validus Vote has not been obtained;
provided that if any Max Fee Reduction is determined by a Reduction Determination following the termination of this Agreement, then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to such Max Fee Reduction.
          (b) IPC shall be entitled to retain the Reimbursement Amount, less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to a Reduction Determination, if this Agreement is terminated by IPC or Validus pursuant to Section 7.1(f) because the Required IPC Vote has not been obtained (the amount of any Max Fee Reduction shall be paid by IPC to Validus as promptly as reasonably practicable, and in any event within three business days following any such termination, by wire transfer of immediately available funds); provided that in the event that following any such termination IPC enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee to Validus pursuant to Section 7.2(f), then IPC shall pay to Validus the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus) by wire transfer of immediately available funds concurrently with the payment of such Termination Fee; provided, further that if any Max Fee Reduction is determined by a Reduction Determination following a termination of this Agreement pursuant to Section 7.1(f), then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to such Max Fee Reduction.
          (c) IPC shall be entitled to retain the Reimbursement Amount (subject to the qualifications and limitations set forth in clauses (i) and (ii) below), less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to any Reduction Determination, if this Agreement is terminated by IPC or Validus pursuant to Section 7.1(c) (the amount of any Max Fee

Reduction shall be paid by IPC to Validus as promptly as reasonably practicable, and in any event within three business days following any such termination, by wire transfer of immediately available funds).
     (i) In the event that prior to any such termination pursuant to Section 7.1(c), (A) a bona fide Acquisition Proposal for IPC and/or its subsidiaries that is reasonably capable of being completed on its proposed terms shall have been publicly announced or otherwise communicated to the officers or directors of IPC at any time on or after June 12, 2009, and such Acquisition Proposal has not been irrevocably withdrawn or terminated prior to October 31, 2009 (any such Acquisition Proposal, an “IPC Trigger Proposal”) and (B) no bona fide Acquisition Proposal for Validus and/or its subsidiaries that is reasonably capable of being completed on its proposed terms shall have been publicly announced on or after the date of this Agreement and prior to the date of termination of this Agreement (any such Acquisition Proposal, a “Validus Trigger Proposal”), then following such termination, notwithstanding the general terms of this Section 7.3(c), IPC shall pay to Validus, as promptly as reasonably practicable, and in any event, within three business days following such termination, by wire transfer of immediately available funds, an amount equal to the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus); provided, further that in the event that a Termination Fee becomes payable by IPC to Validus pursuant to Section 7.2(c) and IPC has not previously paid the Reimbursement Amount to Validus pursuant to this Section 7.3(b), then IPC shall pay the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus) to Validus by wire transfer of immediately available funds concurrently with the payment of such Termination Fee; and
     (ii) In the event that prior to any such termination pursuant to Section 7.1(c), both an IPC Trigger Proposal and a Validus Trigger Proposal shall have been made, then following such termination, notwithstanding the general terms of this Section 7.3(c), if IPC enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee pursuant to Section 7.2(c) (and Validus has not, prior to the time of such event, entered into or consummated an Acquisition Transaction that would give rise to the payment of a Termination Fee to IPC pursuant to Section 7.2(c)), then IPC shall pay the Reimbursement Amount (less the amount of any Max Fee Reduction previously paid to Validus) to Validus concurrently with the payment of such Termination Fee; provided that in the event that Validus thereafter enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee to IPC pursuant to Section 7.2(c), then Validus shall repay to IPC the Reimbursement Amount (less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to any Reduction Determination) by wire transfer of immediately available funds concurrently with the payment of such Termination Fee;
provided that if in any case pursuant to this Section 7.3(c) a Max Fee Reduction is determined following the termination of this Agreement (or, in the case of the proviso to clause (ii) above, the repayment by Validus to IPC of the Reimbursement Amount), then to the extent that the Reimbursement Amount has not previously been paid to Validus (or, in the case of the proviso to clause (ii) above, at the applicable time following the repayment by Validus to IPC of the Reimbursement Amount), IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to the amount of the Max Fee Reduction.
          (d) In the event that this Agreement is terminated for any reason other than as specified in Section 7.3(a), Section 7.3(b) or Section 7.3(c), then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such termination, by wire transfer of immediately available funds, an amount equal to the Reimbursement Amount.

ARTICLE VIII
GENERAL PROVISIONS
          8.1 Non-Survival of Representations, Warranties and Agreements. Except for Section 5.8 and any provision of this ARTICLE VIII to the extent it is related to a claim under Section 5.8, none of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.
          8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by email, telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.
(a) If to IPC, to
IPC Holdings, Ltd.
29 Richmond Road
Pembroke HM 08
Bermuda
Attention: John R. Weale
Facsimile: +1 (441) 292-8085
with a copy to (which shall not constitute notice):
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Andrew S. Rowen, Esq.
          Melissa Sawyer, Esq.
Facsimile: +1 (212) 558-3588
(b) If to Validus, to
Validus Holdings Ltd.
19 Par-La-Ville Road
Hamilton, HM 11
Bermuda
Attention: C. Jerome Dill
          Joseph E. (Jeff) Consolino
Facsimile: +1 (441) 278-9000

with a copy to (which shall not constitute notice):
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Attention: John Schuster, Esq.
Facsimile: +1 (212) 701-3000
with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention: Stephen F. Arcano, Esq.
                   Todd E. Freed, Esq.
Facsimile: +1 (212) 735-2000
          8.3 Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement mean IPC, Amalgamation Sub and/or Validus, as the case may be. References to “person” in this Agreement mean an individual, a company, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof. References to “subsidiary” in this Agreement means, as to any person, any other person of which more than 50% of the effective voting power or equity or other ownership interests is directly or indirectly owned by such person. References to “affiliate” in this Agreement means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. As used in this Agreement, “knowledge” means the actual knowledge, without due inquiry, of the officers of Validus set forth in Section 8.3 of the Validus Disclosure Letter or the officers of IPC set forth in Section 8.3 of the IPC Disclosure Letter, as the case may be. References to “US dollar,” “dollars,” “US$” or “$” in this Agreement are to the lawful currency of the United States of America. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by Law or executive order to be closed.
          8.4 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.
          8.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Amalgamation Agreement, the IPC Bye-Law Amendment, the Validus Disclosure Letter and the IPC

Disclosure Letter) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and shall terminate in accordance with its terms, or if the Closing occurs, as set forth in Section 5.2(b), and (b) is not intended to confer upon any person other than the parties any rights or remedies hereunder, except (i) for the rights of the holders of IPC Common Shares to receive the Consideration pursuant to and subject to this Agreement if the Effective Time occurs, and (ii) as provided in Section 5.8(e).
          8.6 Governing Law. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of Bermuda, without giving effect to its principles or rules of conflict of laws.
          8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Amalgamation that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
          8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, which may be granted or withheld in the sole discretion of the other parties. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
          8.9 Enforcement. The parties agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, subject to the discretion of the Chosen Court (as defined in Section 8.10), the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Chosen Court, this being in addition to any other remedy to which they are entitled at law or in equity.
          8.10 Submission to Jurisdiction. Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Bermuda Supreme Court (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Bermuda Supreme Court, or if such litigation, action, suit or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the other appellate courts therefrom or other courts of Bermuda. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to and grants any such court jurisdiction over the person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
          8.11 Amendment. This Agreement is intended to have effect as a deed, and shall be executed and delivered as a deed. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Amalgamation by the shareholders of Validus or of IPC, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by a deed signed on behalf of each of the parties by their duly authorized representatives.
          8.12 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.
          8.13 Defined Terms.
          (a) For purposes of this Agreement, each of the following terms shall have the meaning set forth below.
          “Acquisition Transaction” means with respect to any person, any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 35% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 35% or more of its total voting power or the voting power of any of its subsidiaries.
          “Average Validus Share Price” means the volume weighted average price per Validus Common Share on the NYSE (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by the parties) for the five consecutive trading days immediately preceding the second trading day prior to the Closing Date. For all purposes of this Agreement, the Average Validus Share Price shall be calculated to the nearest one-hundredth of one cent.
          “Compensation and Benefit Plan” means any pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock unit, equity-based compensation, performance units, employee stock ownership, severance pay, vacation, retention or other bonus or incentive plan, any other employee program or agreement, any medical, vision, dental, or other health plan, any life insurance plan, and any other employee benefit plan or fringe benefit plan, whether or not tax-qualified or otherwise tax-preferred, maintained by, sponsored in whole or in part by, or contributed to by IPC or Validus or their subsidiaries, as the case may be, for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate and any employment, retention, change in control, severance, termination, consulting or retirement agreement with their current or former employees.
          “Intellectual Property” means (i) trademarks, service marks, Internet domain names, logos, trade dress, trade names, corporate names and any and every other form of trade identity or indicia of origin, and the goodwill associated therewith and symbolized thereby; (ii) inventions, discoveries and patents, and the improvements thereto; (iii) published and unpublished works of authorship and the copyrights therein and thereto (including databases and other compilations of information, computer and electronic data processing programs and software, in both source code and object code); (iv) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, calculations, algorithms, models, designs, processes, business methods, customer lists and supplier lists) (“Trade Secrets”); (v) all rights in data and data bases; (vi) all other intellectual property or similar proprietary rights; and (vii) all applications, registrations and renewals for the foregoing.
          “IPC Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by IPC or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which IPC or any of its subsidiaries has any liability.
          “Material Adverse Effect” means, with respect to any party, any change, state of facts, circumstance, event or effect that is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of such party and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from:
     (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby,
     (ii) changes in economic, market, business, regulatory or political conditions generally in the United States or in Bermuda or any other jurisdiction in which such party operates or in Bermudian, U.S. or global financial markets,
     (iii) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which such party operates,
     (iv) changes, circumstances or events resulting in liabilities under property catastrophe reinsurance, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster,
     (v) changes in any Law,
     (vi) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority (“GAAP” and “Applicable SAP”, respectively), including accounting and financial reporting pronouncements by the Bermuda Monetary Authority, the Securities and Exchange Commission (the “SEC”), the National Association of Insurance Commissioners and the Financial Accounting Standards Board,
     (vii) any change or announcement of a potential change in its or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of its or its subsidiaries’ businesses or securities (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (vii) has resulted in, or contributed to, a Material Adverse Effect),
     (viii) a change in the trading prices or volume of such party’s capital stock (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (viii) has resulted in, or contributed to, a Material Adverse Effect),
     (ix) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of this Agreement (provided that this exception shall not prevent or otherwise affect a determination that any state of facts, circumstances, events or effects underlying a failure described in this clause (ix) has resulted in, or contributed to, a Material Adverse Effect),
     (x) the commencement, occurrence or continuation of any war or armed hostilities,
     (xi) any action or failure to act required to be taken by a party pursuant to the terms of this Agreement, or
     (xii) any change, state of facts, circumstance, event or effect in connection with (A) the Max Agreement and the transactions contemplated thereby or (B) the amalgamation offer, offer to exchange or scheme of arrangement proposed by Validus in connection with a proposed unsolicited transaction with IPC that, in the case of each of clauses (A) and (B), has been publicly disclosed by IPC in a filing with the SEC made prior to 5:30 p.m., New York City time, at least one business day prior to the date of this Agreement, except in the case of the foregoing clauses (ii), (iii), (v), (vi) and (x) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry, and/or (B) the ability of such party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
          “Max Agreement” means the Agreement and Plan of Amalgamation, dated as of March 1, 2009, among IPC, IPC Limited, a Bermuda exempted company, and Max Capital Group Ltd., a Bermuda exempted company, as amended on March 5, 2009, and as modified by the waiver letter among the parties thereto, dated June 4, 2009.
          “Permitted Encumbrance” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, (iii) restrictions on transfer imposed by Law, (iv) assets pledged or transferred to secure reinsurance or retrocession obligations, (v) ordinary-course securities lending and short-sale transactions, (vi) investment securities held in the name of a nominee, custodian or other record owner, (vii) statutory deposits, or (viii) any failure to hold good title, in each case, that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
          “Specified Validus Shareholders” means each of Aquiline Capital Partners, LLC, Vestar Capital Partners and New Mountain Capital, LLC.

          “Tax” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.
          “Tax Asset” means any loss, net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, or any other credit or Tax attribute that could be carried forward or carried back to reduce Taxes.
          “Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes IPC, Validus or any subsidiaries thereof.
          “Taxing Authority” means the Internal Revenue Service or any other Governmental Entity responsible for the administration of any Tax.
          “Validus Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by Validus or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Validus or any of its subsidiaries has any liability.
          (b) Each of the following terms is defined in the provision listed opposite such term:

Defined Term	Section
Acquisition Proposal	5.5(a)
Acquisition Transaction	8.13(a)
Administrator	3.12(h)
affiliate	8.3
Agent	3.12(h)
Agreement	Introduction
Amalgamated Company	1.3
Amalgamation	Recitals
Amalgamation Agreement	1.1
Amalgamation Application	1.1
Amalgamation Sub	Introduction
Applicable SAP	8.13(a) (See “Material Adverse Effect”)
Average Validus Share Price	8.13(a)
business day	8.3
Cash Portion	2.2(a)
Certificate of Amalgamation	1.1
Change in IPC Recommendation	5.4(a)

Defined Term	Section
Change in Validus Recommendation	5.4(a)
Chosen Courts	8.10
Closing	1.2
Closing Date	1.2
Code	Recitals
Companies Act	Recitals
Compensation and Benefit Plan	8.13(a)
Confidentiality Agreement	5.2(b)
Consideration	2.1(a)
control	8.3
Disclosure Letter	ARTICLE III
Dissenting Holder	2.1(c)
Dissenting Shares	2.1(c)
Effective Time	1.1
Employees	5.12(b)
ERISA	3.15(e)
Exchange Act	3.4(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Existing Facilities	5.3(a)
Form S-4	5.1(a)
GAAP	8.13(a) (See “Material Adverse Effect”)
Governmental Entity	3.3(c)
Greenhill	3.19
Indemnified Parties	5.8(a)
Insurance Entities	3.12(a)
Insurance Laws	3.5(a)
Intellectual Property	8.13(a)
Investment Assets	3.13(a)
Investment Policy	3.13(c)
IPC	Introduction
IPC Benefit Plan	8.13(a)
IPC Bye-Law Amendment	3.9(a)
IPC Certificate	2.1
IPC Claims	5.18(a)
IPC Common Share	2.1
IPC Disclosure Letter	ARTICLE III
IPC Non-Performance Awards	2.3(b)
IPC Other Awards	2.3(b)
IPC Recommendation	3.9(a)
IPC Share Option	2.3(a)
IPC Share Plans	3.2(a)
IPC Share Register	2.1
IPC Shareholders Meeting	5.1(c)
IPC Trigger Proposal	7.3(b)(i)
Joint Proxy Statement/Prospectus	5.1(a)
JP Morgan	3.19
knowledge	8.3
Laws	3.5(a)
Legal Proceedings	3.6
Listed Validus Common Shares	5.13

Defined Term	Section
Lloyd’s	3.5(a)
Lloyd’s Regulations	3.12(m)
Material Adverse Effect	8.13(a)
Material Contract	3.14(a)
Max	Recitals
Max Agreement	8.13(a)
Max Fee Reduction	7.3(a)
Max Termination Fee	4.1(a)
multiemployer plan	3.15(e)
New Option	2.3(a)
Notice of Superior Proposal	5.5(d)
Notice Period	5.5(d)
NYSE	3.3(c)
Option Exchange Ratio	2.3(a)
party; parties	8.3
Per Share Cash Consideration	2.1(a)
Per Share Common Consideration	2.1(a)
Performance Share Unit	2.3(b)
Permits	3.5(a)
Permitted Encumbrance	8.13(a)
person	8.3
Policies	3.12(g)
Reduction Determination	7.3(a)
Registrar	1.1
Reimbursement Amount	5.16
Reinsurance Agreements	3.12(e)
Replacement Financing	4.2
Representatives	5.2(b)
Required IPC Vote	3.10(b)
Required Shareholder Votes	3.10(b)
Required Validus Vote	3.10(a)
Requisite Regulatory Approvals	6.1(c)
SEC	8.13(a) (See “Material Adverse Effect”)
SEC Documents	3.4(a)
Securities Act	3.4(a)
Share Issuance	Recitals
Specified Validus Shareholders	8.13(a)
Statutory Statements	3.12(b)
subsidiary	8.3
Superior Proposal	5.5(f)
Tax	8.13(a)
Tax Asset	8.13(a)
Tax Return	8.13(a)
Taxing Authority	8.13(a)
Termination Fee	7.2(b)
Trade Secrets	8.13(a) (See “Intellectual Property”)
Underwriting Model	3.17(c)
Validus	Introduction
Validus Benefit Plan	8.13(a)
Validus Common Share	2.1(a)
Validus Disclosure Letter	ARTICLE III

Defined Term	Section
Validus Recommendation	3.9(b)
Validus Share Plans	3.2(a)
Validus Shareholders Meeting	5.1(b)
Validus Trigger Proposal	7.3(b)(i)
Voting Debt	3.2(d)
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     IN WITNESS WHEREOF, IPC, Amalgamation Sub and Validus have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

IPC HOLDINGS, LTD.
By:	/s/ John Weale
	Name:	John Weale
	Title:	President & Interim CEO

VALIDUS HOLDINGS, LTD.
By:	/s/ Edward J. Noonan
	Name:	Edward J. Noonan
	Title:	Chairman and Chief Executive Officer

VALIDUS LTD.
By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Chief Financial Officer

SIGNATURES
Solely as to Section 5.8 hereof, this Agreement is hereby countersigned by the following directors of IPC and is directly enforceable by each such countersignatory as provided in Section 5.8(d) hereof:

By:		Date:
Name: Kenneth L. Hammond
Title: Chairman of the Board of Directors

By:		Date:
Name: Mark R. Bridges
Title: Director

By:		Date:
Name: Michael J. Cascio
Title: Director

By:		Date:
Name: Peter S. Christie
Title: Director

By:		Date:
Name: L. Anthony Joaquin
Title: Director

By:		Date:
Name: Antony P.D. Lancaster
Title: Director